Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations

(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2026 RESULTS – STRONG FREE CASH FLOW GENERATION DRIVEN BY SOLID OPERATIONAL PERFORMANCE; ON TRACK TO ACHIEVE 2026 PRODUCTION AND COST GUIDANCE

Toronto (October 28, 2026) – Agnico Eagle Mines Limited (NYSE and TSX: AEM) (“Agnico Eagle” or the “Company”) today reported financial and operating results for the third quarter of 2026.

“Our business continues to perform well, reflecting the consistent execution of our teams across the Company. Solid operational performance contributed to strong free cash flow generation and we remain on track to achieve our full year guidance, with production expected near the lower end of the range and costs within the range despite inflationary cost pressures,” said Ammar Al-Joundi, President and Chief Executive Officer. “We are making excellent progress across our project pipeline, with the focus on continuing our long track record of increasing gold production per share for our owners. Construction is ramping up at Hope Bay, the first phase of shaft sinking is complete at Odyssey and project infrastructure continues to advance at Upper Beaver and Detour Lake. Our strong free cash flow generation provides the flexibility to advance these growth opportunities while continuing to return significant capital to shareholders through dividends and share repurchases.”

Third quarter 2026 highlights:

•	Disciplined execution supports solid operational performance – Payable gold production[1] was 814,012 ounces, in line with the adjusted plan, at production costs per ounce of $1,193, total cash costs per ounce[2] of $1,133 and all-in sustaining costs (“AISC”) per ounce[2] of $1,648. The strong operating performance was led by Detour Lake, Fosterville and Kittila

•	Strong quarterly free cash flow drives quarterly financial results – Solid operational performance, combined with realized gold prices[3] of $4,264 per ounce in the third quarter, resulted in strong free cash flow. The Company reported quarterly net income of $1,353 million or $2.67 per share and adjusted net income[4] of $1,324 million or $2.62 per share. The Company generated cash provided by operating activities of $1,755 million or $3.47 per share and free cash flow[4] of $852 million or $1.68 per share

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce and all-in sustaining costs per ounce (or “AISC per ounce”) are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards and, in this news release, unless otherwise specified, are reported on (i) a per ounce of gold production basis, and (ii) a by-product basis. For reconciliations of each of these non-GAAP measures to production costs on both a by-product and a co-product basis and a description of their composition and usefulness, see Note Regarding Certain Measures of Performance below.

3 Realized gold price is calculated as gold revenues from mining operations divided by the number of ounces sold.

4 Adjusted net income, free cash flow and, where applicable, their related per share measures are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to the most comparable measure prepared in accordance with IFRS Accounting Standards, see Note Regarding Certain Measures of Performance below.

•	Financial strength and flexibility further enhanced – The Company increased its cash balance by $149 million to $3,613 million as at September 30, 2026, resulting in a net cash[5] position of $3,416 million with total debt outstanding of $197 million as at September 30, 2026. Subsequent to the quarter-end, the Company amended and restated its $2 billion unsecured revolving bank credit facility, increasing it to $3 billion and with a maturity date of October 28, 2031

•	Annual gold production remains at lower end of guidance range, while total cash costs per once and AISC per ounce expected near upper end of annual guidance range – Expected payable gold production for the full year 2026 remains near the lower end of the guided range of 3.3 to 3.5 million ounces, reflecting the adjusted mine plan of the Barnat open pit at Canadian Malartic following the rock mass movement reported on July 2, 2026. Full year total cash costs per ounce and AISC per ounce guidance for 2026 are expected to be near the upper end of the guidance range of $1,020 to $1,120 and $1,400 to $1,550, respectively, reflecting the adjusted production plan and input cost pressures, primarily related to diesel. Expected total capital expenditures for 2026 (excluding capitalized exploration) remain between $2.6 billion and $2.8 billion and expected capitalized exploration remains between $290 million and $330 million. Further details are set out in the 2026 Guidance Summary section below

•	Strong quarterly shareholder returns – The Company returned a total of $478 million to shareholders during the third quarter of 2026, including the declaration of a quarterly dividend of $0.45 per share and the repurchase of 1,297,940 common shares under the Company’s normal course issuer bid (“NCIB”). Share repurchases were completed at an average price of $192.60 per share for an aggregate cost of approximately $250 million. At current spot gold prices and subject to operational needs, the Company anticipates returning more than 50% of free cash flow to shareholders in 2026 through dividends and share repurchases

•	Update on key value drivers and pipeline projects in the third quarter of 2026

◦	Canadian Malartic – Following completion of the first phase of shaft sinking at Odyssey in July 2026, work advanced on the headframe changeover, dismantling of the sinking infrastructure and construction of the first loading station, supporting the planned start of production through Shaft #1 in the second quarter of 2027. The Company also continued to advance its evaluation of the optimal mining rate at East Gouldie, which will determine the size, scale and location of a potential second shaft at Odyssey. Exploration drilling continued to yield positive results in multiple areas of the Odyssey mine, including 3.8 grams per tonne (“g/t”) gold over 38.8 metres at 1,707 metres depth in the deepest portion of the East Gouldie deposit; 2.9 g/t gold over 27.6 metres (core length) at 1,585 metres depth and 3.8 g/t gold over 36.3 metres (core length) at 1,622 metres depth in the Eclipse zone; and 9.5 g/t gold over 18.9 metres (core length) at 1,061 metres depth in the new internal Artemis porphyry sub-zone within the Odyssey North zone

◦	Detour Lake – Development of the underground project continued to advance during the quarter, with the exploration ramp reaching a depth of 207 metres and development toward the planned bulk sample area. Progress also continued on key infrastructure, including the overburden excavation for the conveyor ramp portal, as well as the ongoing camp expansion and the multi-services building. High-intensity drilling from surface near the exploration ramp in the West Pit zone continued in the third quarter with a highlight intercept of 18.9 g/t gold over 26.4 metres at 331 metres depth, including 182.7 g/t gold over 2.7 metres at 320 metres depth. Drilling into the West Extension zone had highlight intercepts of 22.4 g/t gold over 2.9 metres at 682 metres depth and 2.5 g/t gold over 29.1 metres at 733 metres depth, approximately 1.0 kilometre west of the mineral resource pit outline

5 Net cash is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to the most comparable measure prepared in accordance with IFRS Accounting Standards, see Note Regarding Certain Measures of Performance below.

◦	Upper Beaver – Development activities performed well during the quarter, with ramp development advancing to a depth of 210 metres, achieving a fifth consecutive quarterly productivity record, and shaft sinking reaching a depth of 732 metres. The Company expects to reach the 760 Level and commence excavation of the 760 Level station in the fourth quarter of 2026. The Company continues to evaluate opportunities to expand exploration activities, including the extension of the shaft to a depth of 1,220 metres and the addition of drill stations to support infill drilling and potential mineral resource growth in the lower portions of the deposit

◦	Hope Bay – Following the positive investment decision announced in May 2026, construction of the Hope Bay project continued to advance and remained on schedule. Detailed engineering reached approximately 73% completion and overall construction progress reached approximately 13% as at September 30, 2026. The Company also successfully completed the 2026 sealift campaign, positioning the project to maintain construction momentum through 2027. A new framework agreement with the Kitikmeot Inuit Association was finalized in October 2026, extending the Hope Bay Inuit Impact and Benefit Agreement to 2056 and expanding its coverage across the entire Hope Bay Belt. Conversion drilling at Patch 7 at the Madrid deposit during the third quarter had highlights of 37.1 g/t gold over 2.8 metres at 686 metres depth and 8.5 g/t gold over 8.6 metres at 413 metres depth. At the Boston deposit, the Company completed its first exploration drilling program since acquiring Hope Bay in 2021, with highlights of 11.0 g/t gold over 12.3 metres at 298 metres depth in the core of the B2 zone and 17.0 g/t gold over 4.5 metres at 308 metres depth in the B3 zone to the south

◦	San Nicolás – Minas de San Nicolás continued to advance engineering, critical infrastructure and secondary permitting for power and water infrastructure. A potential project approval decision is expected in late 2027 or early 2028, subject to the receipt of the additional required permits and authorizations

Third Quarter 2026 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, October 29, 2026, at 11:00 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company’s website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 437-900-0527 or toll-free 1-888-510-2154 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call by phone without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an automated call back.

Replay Archive:

Please dial 289-819-1450 or toll-free 1-888-660-6345, access code 46013#. The conference call replay will be available until November 29, 2026.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Third Quarter 2026 Production and Costs

Production and Cost Results Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025*	2026	2025*
Gold production** (ounces)	814,012	866,936	2,494,937	2,606,759
Gold sales (ounces)***	825,084	868,563	2,490,240	2,558,363
Production costs per ounce	$1,193	$963	$1,155	$918
Total cash costs per ounce	$1,133	$952	$1,092	$924
AISC per ounce	$1,648	$1,331	$1,529	$1,262

*	Total cash costs per ounce and AISC per ounce for the three and nine months ended September 30, 2025 have been restated using the Company’s revised composition for periods commencing on or after January 1, 2026, see Note Regarding Certain Measures of Performance below for further details. Using the Company’s composition of this measure for periods ending on or prior to December 31, 2025, total cash costs per ounce were $994 and $943 for the consolidated Company and AISC per ounce was $1,373 and $1,281 for the consolidated Company for the three and nine months ended September 30, 2025, respectively.

**	Gold production for the three months ended September 30, 2026 excludes payable gold production at La India and Creston Mascota of 557 and 115 ounces, respectively, which were produced from residual leaching. Gold production for the three months ended September 30, 2025 excludes payable gold production at La India and Creston Mascota of 945 ounces and 189 ounces, respectively, which were producing from residual leaching. Gold production for the nine months ended September 30, 2026 excludes payable gold production at La India and Creston Mascota of 1,415 and 249 ounces, respectively, which were produced from residual leaching. Gold production for the nine months ended September 30, 2025 excludes payable gold production at La India and Creston Mascota of 3,614 ounces and 253 ounces, respectively, which were producing from residual leaching.

***	Payable metals sold at Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the nine months ended September 30, 2025, payable metals sold excludes 2,500 ounces of payable gold from La India.

Gold Production

•	Third Quarter of 2026 – Gold production decreased when compared to the prior-year period primarily due to lower production from Canadian Malartic (lower throughput and grade) and Meadowbank (lower grade), partially offset by higher production from Detour Lake (higher grade partially offset by lower throughput) and Fosterville (higher throughput and grade)

•	First Nine Months of 2026 – Gold production decreased when compared to the prior-year period primarily due to lower production from Canadian Malartic (lower throughput and grade), Meadowbank (lower grade partially offset by higher throughput) and Macassa (lower grade partially offset by higher throughput), partially offset by higher production from Detour Lake (higher grade)

Production Costs per Ounce

•	Third Quarter of 2026 – Production costs per ounce increased when compared to the prior-year period primarily due to higher labour costs, higher energy costs related to diesel prices, higher royalty costs resulting from higher gold prices and lower production

•	First Nine Months of 2026 – Production costs per ounce increased when compared to the prior-year period primarily due to higher labour costs, higher royalty costs resulting from higher gold prices, higher energy costs related to diesel prices and lower production

Total Cash Costs per Ounce

•	Third Quarter and First Nine Months of 2026 – Total cash costs per ounce increased when compared to the prior-year periods primarily due to the reasons described above for the increase in production costs per ounce in each respective period

AISC per Ounce

•	Third Quarter of 2026 and First Nine Months of 2026 – AISC per ounce increased when compared to the prior-year periods due to the reasons described above for the increase in total cash costs per ounce, higher sustaining capital expenditures (primarily at Detour Lake and Fosterville), higher non-cash reclamation-related costs and higher general and administrative expenses

Refer to the Company’s Management Discussion and Analysis for the third quarter of 2026 (the “MD&A”) under the caption “Financial and Operating Results” for additional variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year periods.

Third Quarter 2026 Financial Results

Financial Results Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Realized gold price (per ounce)	$4,264	$3,476	$4,537	$3,221
Net income (millions)	$1,353	$1,055	$4,649	$2,938
Adjusted net income (millions)	$1,324	$1,085	$4,571	$2,831
EBITDA (millions)[6]	$2,445	$2,030	$8,203	$5,684
Adjusted EBITDA (millions)[6]	$2,466	$2,098	$8,214	$5,602
Cash provided by operating activities (millions)	$1,755	$1,816	$5,245	$4,706
Cash provided by operating activities before changes in non-cash working capital balances (millions)[6]	$1,960	$1,661	$6,303	$4,203
Capital expenditures* (millions)[6]	$921	$644	$2,296	$1,601
Free cash flow (millions)	$852	$1,190	$2,919	$3,089
Free cash flow before changes in non-cash working capital balances (millions)[6]	$1,057	$1,035	$3,978	$2,586

Net income per share (basic)	$2.67	$2.10	$9.25	$5.85
Adjusted net income per share (basic)	$2.62	$2.16	$9.09	$5.64
Cash provided by operating activities per share (basic)	$3.47	$3.62	$10.43	$9.37
Cash provided by operating activities before changes in non-cash working capital balances per share (basic)	$3.87	$3.31	$12.54	$8.37
Free cash flow per share (basic)	$1.68	$2.37	$5.81	$6.15
Free cash flow before changes in non-cash working capital balances per share (basic)	$2.09	$2.06	$7.91	$5.15

* Includes capitalized exploration

Net Income

•	Third Quarter of 2026

◦	Net income increased when compared to the prior-year period primarily due to higher revenues from mining operations from higher realized gold prices and lower care and maintenance expenses related to Hope Bay, partially offset by higher production costs related to labour, royalties and diesel prices and higher income and mining taxes

6 “EBITDA” means earnings before interest, taxes, depreciation, and amortization. EBITDA, adjusted EBITDA, capital expenditures, cash provided by operating activities before changes in non-cash components of working capital and free cash flow before changes in non-cash components of working capital and, where applicable, their related per share measures, are non-GAAP measures that are not standardized measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non- GAAP measures and a reconciliation to the most comparable measure prepared in accordance with IFRS Accounting Standards, see Note Regarding Certain Measures of Performance below.

◦	Net income of $1,353 million ($2.67 per share) includes the following items (net of tax): Non-recurring tax adjustments of $45 million ($0.09 per share), purchase price allocation to inventory of $11 million ($0.02 per share), net losses on derivative financial instruments of $8 million ($0.02 per share), foreign exchange losses of $7 million ($0.01 per share) and other adjustments including reclamation and net asset disposals of $12 million ($0.03 per share). Excluding these items results in adjusted net income of $1,324 million or $2.62 per share

•	First Nine Months of 2026 – Net income increased when compared to the prior-year period primarily due to higher revenues from mining operations from higher realized gold prices and a gain on sale of investments, partially offset by higher income and mining taxes, higher production costs related to labour, royalties and diesel prices and losses on derivative financial instruments (compared to gains in the prior-year period)

Adjusted EBITDA

•	Third Quarter and First Nine Months of 2026 – Adjusted EBITDA increased when compared to the prior-year periods primarily due to higher revenues from mining operations (higher realized gold prices, partially offset by lower gold sales) and lower care and maintenance expenses related to Hope Bay, partially offset by higher production costs (higher labour costs, royalty costs and energy costs, related to diesel prices)

Cash Provided by Operating Activities

•	Third Quarter of 2026 – Cash provided by operating activities decreased when compared to the prior-year period due to unfavourable changes in non-cash components of working capital in the current period, primarily related to an increase in supplies inventory in Nunavut resulting from the summer sealift season. Cash provided by operating activities before changes in non-cash components of working capital increased when compared to the prior-year period primarily due to the reasons described above related to the increase in adjusted EBITDA

•	First Nine Months of 2026 – Cash provided by operating activities and cash provided by operating activities before changes in non-cash components of working capital increased when compared to the prior-year period primarily due to the reasons described above related to the increase in adjusted EBITDA. For the first nine months of 2026, cash provided by operating activities was reduced by approximately $1.3 billion arising from cash taxes paid in the first quarter of 2026 relating to the 2025 taxation year

Free Cash Flow

•	Third Quarter and First Nine Months of 2026 – Free cash flow decreased when compared to the prior-year periods due to unfavourable changes in non-cash components of working capital as described above related to cash provided by operating activities and higher development capital expenditures related to the Hope Bay, Odyssey and Detour Lake underground projects in each such period

•	Third Quarter and First Nine Months of 2026 – Free cash flow before changes in non-cash components of working capital increased when compared to the prior-year periods due to the reasons described above related to cash provided by operating activities, partially offset by higher development capital expenditures related to the Hope Bay, Odyssey and Detour Lake underground projects in each such period

Capital Expenditures

In the third quarter of 2026, capital expenditures were $848 million and capitalized exploration expenditures were $73 million, for a total of $921 million. For the first nine months of 2026, capital expenditures were $2,036 million and capitalized exploration expenditures were $260 million, for a total of $2,296 million.

The table below sets out a summary of capital expenditures and capitalized exploration in the third quarter of 2026 and the first nine months of 2026, in each case broken down between sustaining capital expenditures and development capital expenditures and by mine.

Summary of Capital Expenditures

(thousands)

	Capital Expenditures*		Capitalized Exploration
	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Sep 30, 2026	Sep 30, 2026	Sep 30, 2026	Sep 30, 2026
Sustaining Capital Expenditures**
LaRonde	$22,631	$57,804	$814	$3,084
Canadian Malartic	16,732	61,935	650	2,858
Goldex	7,725	27,301	811	1,497
Quebec	47,088	147,040	2,275	7,439
Detour Lake	95,740	212,767	—	—
Macassa	13,774	45,408	—	1,592
Ontario	109,514	258,175	—	1,592
Meliadine	28,467	62,995	1,754	5,392
Meadowbank	46,783	93,676	—	—
Nunavut	75,250	156,671	1,754	5,392
Fosterville	23,073	70,595	845	1,763
Australia	23,073	70,595	845	1,763
Kittila	14,713	48,159	1,092	3,387
Finland	14,713	48,159	1,092	3,387
Pinos Altos	14,807	34,850	2,308	3,845
Mexico	14,807	34,850	2,308	3,845
Other	2,788	5,285	666	(248)
Total Sustaining Capital Expenditures	$287,233	$720,775	$8,940	$23,170

Development Capital Expenditures**
LaRonde	$23,453	$65,486	$—	$—
Canadian Malartic	97,822	299,458	6,168	20,235
Goldex	9,650	24,346	2,196	5,828
Quebec	130,925	389,290	8,364	26,063
Detour Lake	94,786	244,864	7,959	23,141
Detour Lake underground	3,591	21,966	26,032	64,992
Macassa	41,519	105,529	8,510	26,830
Upper Beaver	13,706	38,725	8,987	26,792
Ontario	153,602	411,084	51,488	141,755
Meliadine	33,198	71,843	3,053	11,382
Meadowbank	20,648	40,159	1,177	1,228
Hope Bay	189,675	338,282	(6,337)	33,581
Nunavut	243,521	450,284	(2,107)	46,191
Fosterville	12,302	23,525	3,790	11,812
Australia	12,302	23,525	3,790	11,812
Kittila	347	2,394	1,539	6,795
Finland	347	2,394	1,539	6,795
Pinos Altos	5,457	11,110	13	36
San Nicolás (50%)	7,849	12,416	1,084	3,713
Mexico	13,306	23,526	1,097	3,749
Other	6,819	15,283	—	—
Total Development Capital Expenditures	$560,822	$1,315,386	$64,171	$236,365
Total Capital Expenditures	$848,055	$2,036,161	$73,111	$259,535

*	Excludes capitalized exploration

**	Sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized measures under IFRS Accounting Standards. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to the most comparable measure prepared in accordance with IFRS Accounting Standards, see Note Regarding Certain Measures of Performance below.

2026 Guidance

As disclosed on July 2, 2026, the Company expects full year 2026 production to be near the lower end of its previously disclosed guidance range of 3.3 million to 3.5 million ounces of gold, reflecting the adjusted mine plan for the Barnat open pit at Canadian Malartic. Full year total cash costs per ounce and AISC per ounce guidance for 2026 are expected to be near the upper end of the guidance range of $1,020 to $1,120 and $1,400 to $1,550, respectively, reflecting the adjusted production plan and input cost pressures. Refer to the “Abitibi Region, Quebec” section below for further updates on the Barnat open pit.

Total capital expenditures expected for 2026 (excluding capitalized exploration) remain between $2.6 billion and $2.8 billion and expected capitalized exploration remains between $290 million and $330 million.

A summary of the Company’s guidance is set out below.

2026 Guidance Summary

($ millions, unless otherwise stated)

	2026		2026
	Guidance Range		Mid-Point
Gold production (thousands of ounces)	3,300	3,500	3,400
Total cash costs per ounce[7]	$1,020	$1,120	$1,070
AISC per ounce[7]	$1,400	$1,550	$1,475

Capital expenditures[7] (excluding capitalized exploration)	$2,605	$2,825	$2,715
Capitalized exploration	$290	$330	$310
Capital expenditures (including capitalized exploration)	$2,895	$3,155	$3,025

Exploration and corporate development*	$275	$305	$290
Depreciation and amortization expense	$1,550	$1,750	$1,650
General and administrative expense**	$230	$260	$245
Other costs***	$75	$95	$85
NTI Payment[8]	$185	$195	$190
Cash taxes	$3,400	$3,600	$3,500
Effective tax rate (%)	34%	36%	35%

*	2026 Guidance includes $185 million to $205 million related to exploration and $90 million to $100 million related to corporate development

**	2026 Guidance includes share-based compensation, expected to be between $65 million and $75 million. General and administrative expense is expected to fluctuate based on changes in the Company’s share price, which affects the costs related to stock-based compensation.

***	2026 Guidance includes $35 million to $45 million related to site maintenance costs primarily at Hope Bay and Northern Territory in Australia and $40 million to $50 million related to remediation expenses and other miscellaneous costs

Cost Considerations Amid Continued Market Uncertainty

The Company is experiencing input cost pressures, primarily related to diesel and consumables. Despite these pressures, total cash costs per ounce and all-in sustaining costs per ounce are expected to remain within the full year guidance ranges, albeit towards the upper end.

7 The Company’s guidance for total cash costs per ounce, AISC per ounce and capital expenditures is forward-looking non-GAAP information. For a description of the composition and usefulness of these non-GAAP measures and a discussion of revisions that have been made by the Company to the composition of certain of these measures, see Note Regarding Certain Measures of Performance below.

8 The “NTI Payment” is the payment to Nunavut Tunngavik Inc. (“NTI”) under the Company’s mineral production lease in respect of the Amaruq mine at Meadowbank, which is based on net profits, subject to a minimum profit margin. NTI Payments in this table are reflected on a cash basis with 2026 Guidance based on a gold price assumption of $4,500 per ounce.

Diesel

The Company’s full year 2026 cost guidance is based on an assumed diesel benchmark price of $0.78 per litre (excluding transportation and taxes). The 2026 sealift purchases across the Company’s Nunavut operations were successfully completed amidst heightened volatility, representing approximately 185 million litres of diesel required for the balance of 2026 and through to the 2027 sealift. The Company’s Nunavut diesel inventories were delivered, with purchases made at prices below current spot prices though approximately 45% higher than budgeted for 2026 (net of hedges). This is expected to reduce the Company’s exposure to further diesel price volatility and supply chain disruptions for the remainder of 2026 and into 2027.

Diesel now represents approximately 11% of the Company’s operating costs, comprising approximately 8% related to direct consumption for mobile equipment and on-site power generation and approximately 3% related to transportation and freight. For the fourth quarter of 2026, the Company expects the 2026 Nunavut sealift purchases to impact production costs by approximately $21 million. The Company also estimates that for every 10% change in diesel prices, total cash costs per ounce for the fourth quarter of 2026 will be affected by approximately $3 per ounce from direct diesel exposure and approximately $1 per ounce from indirect diesel exposure related to transportation. The Company will continue to monitor market conditions and opportunistically add to its diesel hedges.

Consumables

Consumables and supplies, which represent approximately 30% of the Company’s total operating costs, are beginning to face inflationary pressures of approximately 6%. Year-over-year price increases were most notable for steel-related products (approximately 6%), drill bits (approximately 50%, driven in part by tungsten export controls from China), cyanide (approximately 7%) and grinding media (approximately 4%).

Tariffs

The trade disputes initiated by U.S. tariffs on certain Canadian imports, and the subsequent retaliatory tariffs imposed by Canada on certain U.S. imports in September 2026 following the cessation of trade negotiations in August 2026 continue to create uncertainty. The Company expects its revenue to remain unaffected, as its gold production is refined in Canada, Australia and Europe. Following a review of its supply chain exposure, the Company estimates that the Canadian retaliatory tariffs will increase total cash costs per ounce by approximately $5 per ounce. This estimated impact has been incorporated into the cost guidance provided in this news release. The Company continues to monitor developments in the trade environment and evaluate alternative sourcing strategies where appropriate to mitigate potential impacts on its operations and cost structure.

Foreign Exchange

The Company’s full year 2026 cost guidance is based on assumed exchange rates of 1.36 C$/US$, 1.18 US$/EUR, 1.40 A$/US$ and 17.50 MXN/US$.

Based on its C$/US$ exchange rate assumption for 2026 cost estimates, the Company has hedged approximately 62% of its estimated remaining Canadian dollar exposure for 2026 at an average floor price providing protection in respect of exchange rate movements below 1.38 C$/US$, while allowing for participation in respect of exchange rate movements up to an average of 1.41 C$/US$.

The stronger U.S. dollar and higher by-product metal prices, particularly for silver and copper, have helped mitigate the impact of diesel price pressures compared to the Company’s full year 2026 cost guidance. The Company will continue to monitor market conditions and opportunistically add to its operating currency hedges to strategically support its key input costs for 2026.

Cash Taxes

The Company’s expected effective tax rate continues to be approximately 34% to 36% for the full year 2026. For the first nine months of 2026, total cash taxes paid were $2.9 billion, which included a $1.3 billion payment in the first quarter of 2026 for the remaining cash tax liability for 2025. The remaining cash taxes in 2026 are expected to range between $525 million and $575 million.

Depreciation and Amortization Expense

The Company now expects depreciation and amortization expense to be towards the upper end of the $1.55 billion to $1.75 billion guidance range, primarily due to a higher amortization rate used at Canadian Malartic following adjustments to the Barnat open pit mine plan. The adjusted mine plan uses a higher units-of-production amortization rate resulting from a decrease in the total tonnes over the life of mine.

Strong Cash Flow Generation and Enhanced Liquidity Support a Balanced Capital Allocation Strategy

Cash and cash equivalents increased by $149 million from the prior quarter. The increase is primarily due to $1,755 million of cash provided by operating activities, partially offset by $903 million of capital expenditures (including working capital adjustments) and $478 million returned to shareholders during the quarter through dividends and share repurchases under the NCIB.

As at September 30, 2026, the Company’s total long-term debt was $197 million, consistent with the prior quarter. No amounts were outstanding under the Company’s unsecured revolving bank credit facility as at September 30, 2026 and available liquidity under the facility remained at approximately $2 billion, not including the uncommitted $1 billion accordion feature.

In order to maintain financial flexibility, and consistent with past practice, the Company plans to file a new base shelf prospectus in November 2026. The Company has no present intention to offer securities pursuant to the base shelf prospectus and the notice set out in this paragraph does not constitute an offer of any securities for sale or an offer to sell or the solicitation of an offer to buy any securities.

As a result of the increase in cash and cash equivalents of $149 million, net cash increased to $3,416 million in the third quarter of 2026 compared to the prior quarter balance of $3,267 million.

Subsequent to the quarter-end, the Company amended and restated its $2 billion unsecured revolving bank credit facility, increasing the facility to $3 billion with an increased uncommitted accordion feature of $1.5 billion, and with a maturity date of October 28, 2031. In addition to the increased size and extended term of the unsecured revolving bank credit facility, the amended and restated credit facility includes enhancements to its pricing, terms and conditions that reinforces the Company’s strong investment grade credit profile. This aligns with the size and scale of the Company while improving its financial flexibility.

Shareholder Returns

The Company remains committed to delivering strong returns to shareholders in 2026 through a combination of the dividend and share repurchases under the NCIB. The Company believes that the NCIB is a flexible and effective complementary tool that, together with the quarterly dividend, is part of the Company’s overall capital allocation program and generates value for shareholders.

The Company prioritizes delivering stable returns to shareholders through its dividend program and continuing to reinvest in the business to support long-term value creation. Excess cash flow may be returned opportunistically through the NCIB when the Company believes market conditions provide an attractive opportunity to repurchase shares. At current spot gold prices and subject to operational needs, the Company anticipates returning more than 50% of free cash flow to shareholders in 2026 through dividends and share repurchases.

The Company paid $228 million and $678 million in gross dividends in the third quarter of 2026 and the first nine months of 2026, respectively, at $0.45 per common share outstanding per quarter.

In the third quarter of 2026, the Company repurchased 1,297,940 common shares under the NCIB at an average price of $192.60 per share for aggregate purchases of approximately $250 million. In the first nine months of 2026, the Company repurchased 4,255,098 common shares under the NCIB at an average price of $187.94 per share for aggregate purchases of approximately $800 million.

Dividend Record and Payment Dates for the Third Quarter of 2026

The Company’s Board of Directors has declared a quarterly cash dividend of $0.45 per common share, payable on December 15, 2026 to shareholders of record as of December 1, 2026. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2026 Fiscal Year

Record Date	Payment Date
March 2, 2026	March 16, 2026*
June 1, 2026	June 15, 2026*
September 1, 2026	September 15, 2026*
December 1, 2026	December 15, 2026**

*	Paid

**	Declared

Dividend Reinvestment Plan

For information on the Company’s dividend reinvestment plan, see Dividend Reinvestment Plan.

International Dividend Currency Exchange

For information on the Company’s international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

Key Value Drivers – Advancing the Next Phase of Growth

The Company is advancing a disciplined growth strategy aimed at enhancing the gold production profile in the short-term and supporting a pathway to increase annual gold production by 20% to 30% over the next decade, with a first step-up in production expected in 2030 and the potential to exceed 4.0 million ounces in the early 2030s. The growth is anchored in the expansions of Canadian Malartic and Detour Lake, as well as the construction of Upper Beaver and Hope Bay, which are located in regions where the Company operates and has technical expertise, established community relationships, existing infrastructure and established supply chains, supporting compelling risk-adjusted returns.

The forecast parameters surrounding certain projects, including Detour Lake underground, Upper Beaver, Hope Bay and the “fill-the-mill” strategy at Canadian Malartic (Odyssey Shaft #1, Odyssey Shaft #2, Marban, Wasamac), were based on internal evaluations, which are preliminary in nature and include inferred mineral resources. For further information see Notes to Investors Regarding Certain Project Evaluations below.

Canadian Malartic – Potential for 400,000 to 500,000 ounces of incremental annual gold production

The Company continues to advance the transition to underground mining with the construction of the Odyssey mine, including the development of Odyssey Shaft #1. The Company is also advancing internal evaluations on three projects that, together, have the potential to increase annual gold production towards one million ounces starting as early as 2033. These projects include (i) a second shaft at Odyssey, (ii) the development of a satellite open pit at Marban, and (iii) the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively. The Company believes that the rock mass movement that occurred at the Barnat open pit at Canadian Malartic on July 1, 2026, will not affect the development or production outlook for the Odyssey mine. Refer to the “Abitibi Region, Quebec” section below for further updates on the Barnat open pit.

Odyssey Development

During the third quarter of 2026, mine development advanced by 4,874 metres, with work focused on developing the East Gouldie production levels and advancing the main ramp toward the shaft bottom, which reached a depth of 1,232 metres as of September 30, 2026. Development rates improved through the quarter as the Company continued to advance productivity initiatives, including haul truck payload optimization and the expanded use of automated equipment. In the fourth quarter of 2026, the extension of the auxiliary cage will allow for workforce transportation down to level 111. This is expected to further improve productivity by reducing travel times and congestion at the main ramp.

The first phase of shaft sinking of Odyssey Shaft #1 was completed on July 9, 2026, reaching a depth of 1,586 metres, and excavation of level 158 was completed in August. Preparations for the headframe changeover to the production hoist continued during the quarter, with structural and mechanical work advancing, including the installation of the production sheaves and the dismantling of the sinking infrastructure. The second phase of shaft sinking is expected to commence in 2029 and be completed in 2031, extending the shaft to its final planned depth of 1,870 metres, while the third loading station, located between levels 172 and 181, is expected to be commissioned in 2031.

At the first loading station between levels 102 and 111, development and construction activities remained focused on advancing underground infrastructure to support the planned start of shaft-hoisted production from East Gouldie in the second quarter of 2027. Excavation of the rock-handling infrastructure is substantially complete, while development of the maintenance shop and service bays progressed as planned. Construction of the crusher room advanced during the quarter, with the completion of the overhead crane installation and coarse ore liner installation in the silo. Mechanical and electrical installation of the crusher and apron feeders continued to progress, while initial concrete work commenced in the loading conveyor area.

Construction of key surface infrastructure continued to advance during the quarter. Phase 2 of the paste plant (20,000 tonnes per day (“tpd”) capacity) progressed with the completion of the binder silo installation, while electrical work continued ahead of testing in the fourth quarter of 2026 and commissioning in the second quarter of 2027. At the production hoist, lubrication and cooling piping circuits were completed, program testing and simulations were successfully finalized, and electrical and control system installations continued in support of commissioning in the second quarter of 2027.

Odyssey Shaft #2

The Company is advancing an internal technical evaluation of a potential second shaft at the Odyssey mine. Current work is focused on mine design, planning and geotechnical analysis to determine the optimal mining rate at the East Gouldie deposit, which will inform the size, design and overall scope of the proposed second shaft. Studies supporting the surface layout, headframe design and permitting activities continue to progress and the Company expects to submit a decree modification application in the first quarter of 2027, with the permitting process expected to take approximately 18 months.

Exploration at Odyssey

During the third quarter of 2026, ten surface rigs and seven underground rigs were in operation at the Odyssey mine, drilling a total of 35,100 metres (128,400 metres during the first nine months of 2026). This was supplemented by an additional three surface rigs, completing 15,500 metres (85,700 metres during the first nine months of 2026) of drilling dedicated to regional exploration around Canadian Malartic, including the Marban project.

Exploration drilling targeted multiple areas of the Odyssey mine, continuing to return positive results in the deeper areas of the East Gouldie deposit, in the subparallel Eclipse zone and in the Odyssey and East Malartic deposits.

In the deepest portions of the East Gouldie deposit, underground drilling returned several high-grade results, including: 2.2 g/t gold over 14.8 metres at 1,860 metres depth and 2.8 g/t gold over 34.1 metres at 1,951 metres depth in hole MEX25-354Z, which is a branch from the Shaft #2 pilot hole; and 2.5 g/t gold over 41.5 metres at 1,901 metres depth, including 5.1 g/t gold over 7.5 metres at 1,915 metres depth, in hole MEX26-361ZB in an intersection located further west and outside the current mineral resource. The results further demonstrate the potential to extend mineralization at East Gouldie at depth in proximity to planned infrastructure.

Conversion drilling at depth in East Gouldie further east and below the current inferred mineral resource was highlighted by hole MEX26-356ZA intersecting 3.8 g/t gold over 38.8 metres at 1,707 metres depth, including 5.9 g/t gold over 4.6 metres at 1,702 metres depth and 8.1 g/t gold over 7.4 metres at 1,719 metres depth.

Exploration drilling into the Eclipse zone confirmed and extended the zone, with highlights of 2.9 g/t gold over 27.6 metres (core length) at 1,585 metres depth and 3.8 g/t gold over 36.3 metres (core length) at 1,622 metres depth in hole MEX26-361ZB; and 4.0 g/t gold over 10.6 metres (core length) at 940 metres depth in hole MEX26-364Z.

At the Odyssey North zone, conversion drilling intersected significant mineralization within the internal Artemis porphyry sub-zone. Highlights included: hole UGOD-102-022 intersecting 9.5 g/t gold over 18.9 metres (core length) at 1,061 metres depth; hole UGOD-102-023 intersecting 8.8 g/t gold over 14.2 metres (core length) at 1,030 metres depth; and hole UGOD-102-027 intersecting 3.6 g/t gold over 25.0 metres (core length) at 989 metres depth. The results have further enhanced the geological understanding of this new sub-zone which is currently undergoing geological reinterpretation.

Selected recent drill intersections from the Odyssey mine are set out in the composite longitudinal section below and in a table in Appendix A.

[Odyssey – Composite Cross and Longitudinal Sections]

Marban

At the Marban deposit, located approximately 12 kilometres from the Canadian Malartic mill, the Company envisions the potential development of a satellite open pit operating at a planned mining rate between 14,000 to 16,000 tpd and producing approximately 120,000 to 150,000 ounces of gold annually over a mine life of approximately 12 years with the potential for initial production as early as 2033.

During the third quarter of 2026, the Company initiated a new drilling program targeting the extension of mineralization at depth northwest of the main Marban deposit.

Wasamac

At Wasamac, located approximately 100 kilometres from the Canadian Malartic mill, the Company envisions an underground satellite operation with a planned mining rate of approximately 3,200 tpd. Ore is expected to be transported to the Canadian Malartic mill for processing, with average annual gold production expected to be approximately 90,000 ounces with the potential for initial production as early as 2033. In the third quarter of 2026, the Company continued to advance studies to complete the Environmental and Social Impact Assessment, alongside engagement with stakeholders.

Detour Lake – Potential for 300,000 to 350,000 ounces of incremental annual gold production

Detour Lake is Canada’s largest gold mine, with gold production of 692,675 ounces at a processing rate of 76,353 tpd in 2025. The Company is advancing an expansion project that will combine continued open pit mining with a proposed 11,200 tpd underground operation and an expansion of mill throughput to 79,450 tpd. This integrated operation is expected to support annual gold production of approximately one million ounces by 2030.

The Detour Lake underground exploration ramp reached a total length of 1,889 metres of lateral development and a depth of 207 metres as at September 30, 2026. Development is currently progressing from two active headings with dedicated crews, supporting advancement of the exploration ramp and the lateral development towards the mineralized domain where the bulk sample is planned. The Company plans to add a third development crew in 2027 to advance the future conveyor ramp.

Results from the bulk sample will inform the planned mine development within one of the main mineralized domains within the West Extension zone, which could enable the commencement of underground production as early as 2028. The Company expects to provide an updated project outlook in 2027.

Other activities supporting the underground project continued to advance during the third quarter of 2026. Overburden removal for the conveyor ramp portal near the mill progressed, supporting the planned commencement of the underground conveyor ramp development in 2027. Construction activities also progressed for key site infrastructure, including the camp expansion and the multi-services building. The camp expansion remains on track for completion in 2027.

Detailed engineering for the paste plant, ore-handling system, underground infrastructure and electrical infrastructure also continued to advance during the quarter, with a focus on supporting the execution of future project development activities.

Exploration drilling at Detour Lake during the third quarter of 2026 totalled 49,389 metres (141,204 metres during the first nine months of 2026). The program continued to expand and infill the mineralization below and to the west of the mineral resource pit. Underground exploration drilling totalling 4,680 metres during the third quarter (6,810 metres year-to-date with the first underground drill rig mobilized in the exploration ramp in March 2026). A second underground drill rig is planned to be added in the fourth quarter of 2026.

Conversion drilling of underground mineralization in the West Pit zone below the current open pit mineral reserve continued to generate positive results, highlighted by hole DLM26-1405 intersecting 8.1 g/t gold over 2.7 metres at 191 metres depth, 8.0 g/t gold over 4.0 metres at 479 metres depth and 11.9 g/t gold over 5.4 metres at 583 metres depth.

The Company continued the high-intensity drilling program targeting Domain 54 in the West Pit zone during the third quarter to validate the continuity of mineralization and improve the accuracy of the geological model to complement the planned bulk sample at level 200. Highlights from this drilling included hole DLM26-1367 intersecting 18.9 g/t gold over 26.4 metres at 331 metres depth, including 182.7 g/t gold over 2.7 metres at 320 metres depth; and hole DLM26-1362A intersecting 12.0 g/t gold over 6.2 metres at 326 metres depth.

Drilling in the West Extension zone, approximately 1.0 kilometre west of the mineral resource pit outline, continued to extend the underground mineral potential to the west with highlights of hole DLM26-1361 intersecting 22.4 g/t gold over 2.9 metres at 682 metres depth and 2.5 g/t gold over 29.1 metres at 733 metres depth, including 9.0 g/t gold over 3.5 metres at 733 metres depth; and hole DLM26-1342W intersecting 4.3 g/t gold over 9.0 metres at 700 metres depth, 4.5 g/t gold over 4.4 metres at 874 metres depth and 4.8 g/t gold over 7.4 metres at 894 metres depth.

Selected recent drill intersections from Detour Lake are set out in the composite longitudinal section below and in a table in Appendix A.

[Detour Lake – Composite Longitudinal Section]

Upper Beaver – Potential for 200,000 to 225,000 ounces of annual gold production and 3,600 tonnes of annual copper production

Located approximately 20 kilometres from the Company's Macassa mine, the Upper Beaver project is envisioned as a standalone mine and mill, with the potential to produce 200,000 to 225,000 ounces of gold and 3,600 tonnes of copper per year, based on a planned mining and milling rate of 5,000 tpd.

Development activities performed well during the quarter, with ramp development advancing to a depth of 210 metres as at September 30, 2026. Ramp development remained ahead of schedule and achieved a fifth consecutive quarterly productivity record.

Shaft sinking reached a depth of 732 metres as at September 30, 2026, surpassing the halfway milestone. The Company expects to reach the 760 level and commence excavation of the 760 level station in the fourth quarter of 2026. Following the completion of the high-intensity drilling program in the second quarter of 2026, the Company continues to evaluate opportunities to expand exploration activities, including extending the shaft to a depth of 1,220 metres and establishing additional drill stations to support infill drilling and potential mineral resource growth in the lower portions of the deposit.

Permitting activities for production continued to progress as planned during the quarter, with submission of the Environmental Impact Statement to the Impact Assessment Agency of Canada expected in the fourth quarter of 2026. The Company expects to provide a project update in 2027.

Hope Bay – Expected annual gold production of 400,000 to 435,000 ounces

Following the positive investment decision announced in May 2026, the Company continued to advance construction of a new underground mining operation and 6,000 tpd processing facility, which is expected to produce 400,000 to 435,000 ounces of gold annually. The project remains on track for completion in 2029, with first gold production expected in 2030.

Construction activities continued to progress during the quarter. Detailed engineering reached approximately 76% completion as at September 30, 2026, while overall construction progress reached approximately 13%, slightly ahead of plan. The Company also completed the 2026 sealift campaign, delivering approximately 207,000 cubic metres of cargo, 16 million litres of fuel and construction materials using nine cargo vessels, a dedicated wind turbine vessel and a fuel tanker. With all planned materials and equipment received, the project is well-positioned to maintain construction momentum through 2027 ahead of the next sealift season, a key component of the project's development path.

At Doris, progress was achieved on camp and site infrastructure, including the completion of foundations for two new accommodation wings, kitchen and common-area facilities, and continued advancement of the power plant structure. Construction also progressed on the mill services building and the Roberts Bay fuel farm, where tank foundation works were completed and tank installation activities are underway.

At Madrid, underground development continued with the Naartok East ramp reaching a depth of 139 metres and the Naartok West ramp reaching a depth of 115 metres as at September 30, 2026. At Patch 7, temporary infrastructure to support ramp development, including a laydown area, heated shelter and storage, was completed during the quarter. Approximately 235 metres of development is planned at Patch 7 for 2026.

The Company achieved an important milestone with the execution of a new framework agreement with the Kitikmeot Inuit Association in October 2026, extending the Hope Bay Inuit Impact and Benefit Agreement to 2056 and expanding its coverage across the entire Hope Bay Belt. The water licence amendment process also continued to advance as planned, with the public hearing completed in October 2026 and licence approval expected in the first quarter of 2027.

Conversion and exploration drilling at Hope Bay totalled 14,429 metres during the third quarter (83,816 metres during the first three quarters of 2026), using up to seven surface drill rigs. Drilling primarily targeted the Patch 7 zone at the Madrid deposit and the Boston deposit, located 50 kilometres south of Madrid, where the Company completed its first drilling program since acquiring the Hope Bay project in 2021. Drilling at Patch 7 included 7,617 metres of conversion drilling and 735 metres of expansion drilling during the third quarter. Exploration drilling at Boston, which started in the second quarter of 2026, saw 4,259 metres completed during the third quarter (7,529 metres year-to-date in eight holes).

At Patch 7, the conversion drilling program continued to demonstrate the strong continuity of the high-grade mineralization, which remains open along strike and at depth. Recent highlights included hole HBM26-500A intersecting 37.1 g/t gold over 2.8 metres at 686 metres depth, including 100.0 g/t gold over 0.9 metres at 686 metres depth, in the deeper portion of the zone to the north; and hole HBM26-496 intersecting 8.5 g/t gold over 8.6 metres at 413 metres depth, including 35.2 g/t gold over 1.0 metre at 410 metres depth, in the shallower portion of the zone to the south.

These results are expected to contribute positively to the internal prefeasibility study planned to be completed at year-end 2026 and to the year-end mineral reserve and mineral resource estimate for Hope Bay that is anticipated to include a substantial reclassification of mineral resources to mineral reserves.

At the Boston deposit, drilling into the core of the high-grade B2 zone further improved geological understanding of the zone with highlight hole HBB26-006 intersecting 11.0 g/t gold over 12.3 metres at 298 metres depth within indicated mineral resources.

Drilling into the B3 zone in the southern portion of the Boston deposit was highlighted by hole HBB26-004 intersecting 17.0 g/t gold over 4.5 metres at 308 metres depth and hole HBB26-008 intersecting 6.3 g/t gold over 6.3 metres at 565 metres depth. The results further demonstrate the potential for mineral resource expansion at shallow and moderate depths of the deposit, which remains open laterally and at depth.

Selected recent drill intersections from the Boston deposit are set out in the composite longitudinal section below and in a table in Appendix A.

[Boston Deposit at Hope Bay – Composite Longitudinal Section]

San Nicolás Copper Project (50/50 joint venture with Teck Resources Limited)

Minas de San Nicolás ("MDSN") received the land use change (ETJ) and the environmental impact assessment (MIA-R) permits in July 2026. During the third quarter of 2026, MDSN continued to advance engineering, critical infrastructure and secondary permitting for power and water infrastructure, as well as other pre-construction authorizations and licenses required under Mexican law before construction or operations can commence. Drilling activities are continuing with a focus on condemnation drilling and geological evaluation in proximity to the projected mine area. These activities continue to strengthen confidence in the project, reducing execution risk, refining capital cost estimates and advancing construction and operational readiness, as MDSN moves toward a potential project approval decision in late 2027 or 2028, subject to the receipt of additional permits and authorizations required.

Third Quarter 2026 Operating Results

Regional operating statistics and highlights for the third quarter of 2026 are set out below. See the MD&A under the caption "Financial and Operating Results" for a variance analysis on gold production, production costs, minesite costs per tonne and total cash costs per ounce compared to the prior-year period.

ABITIBI REGION, QUEBEC

Quarterly Gold Production in Line with Adjusted Plan; Barnat Mining Operations Restarted on Schedule; Odyssey Delivers Record Quarterly Tonnes Mined

Abitibi Quebec – Operating Statistics

Three Months Ended September 30, 2026	LaRonde		Canadian Malartic		Goldex		Consolidated Abitibi Quebec
Tonnes of ore milled (thousands)		720		4,726		834		6,280
Tonnes of ore milled per day		7,826		51,370		9,065		68,261
Gold grade (g/t)		3.60		0.82		1.33		1.21
Gold production (ounces)		77,250		111,202		29,940		218,392
Production costs per tonne (C$)	C$	220	C$	39	C$	68	C$	64
Minesite costs per tonne (C$)[9]	C$	182	C$	50	C$	64	C$	67
Production costs per ounce		$1,468		$1,198		$1,363		$1,316
Total cash costs per ounce		$981		$1,508		$902		$1,238

Nine Months Ended September 30, 2026	LaRonde		Canadian Malartic		Goldex		Consolidated Abitibi Quebec
Tonnes of ore milled (thousands)		2,209		13,820		2,464		18,493
Tonnes of ore milled per day		8,092		50,623		9,026		67,741
Gold grade (g/t)		3.65		1.03		1.34		1.38
Gold production (ounces)		240,107		412,661		88,589		741,357
Production costs per tonne (C$)	C$	197	C$	39	C$	68	C$	62
Minesite costs per tonne (C$)	C$	180	C$	51	C$	67	C$	68
Production costs per ounce		$1,309		$944		$1,373		$1,113
Total cash costs per ounce		$987		$1,196		$965		$1,101

9 Minesite costs per tonne is a non-GAAP measure that is not standardized under IFRS Accounting Standards. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to production costs see Note Regarding Certain Measures of Performance below.

Regional Highlights

•	Gold production in the quarter was in line with the adjusted plan following the adjustment to the mine plan at the Barnat pit in July 2026, with slightly better than expected gold production at LaRonde offset by slightly lower than expected gold production at Odyssey

•	At LaRonde, planned underground maintenance and mill shutdowns were completed during the quarter, while gold production reflected lower grades due to a higher proportion of LZ5 ore being processed

•	At LZ5, automation initiatives continued to ramp up with automated trucking performance increasing 32% per fully automated shift compared to the second quarter of 2026

•	At Odyssey, a record 391,000 tonnes were mined during the quarter. Mining at East Gouldie continued to ramp up, with gold production of 27,250 ounces

•	At LaRonde, a five-day shutdown is scheduled in the fourth quarter of 2026 for regular maintenance at the mill. Canadian Malartic has a four-day quarterly shutdown planned in the fourth quarter of 2026 for regular maintenance at the mill. Goldex has a three-day quarterly shutdown planned in the fourth quarter of 2026 for regular maintenance at the mill

•	An update on Odyssey and the "fill-the-mill" strategy is set out in the Key Value Drivers – Advancing the Next Phase of Growth section above

Update on Barnat Open Pit at Canadian Malartic

•	As previously reported, a localized rock mass movement occurred along the north wall of the Barnat pit on July 1, 2026. Mining activities were temporarily suspended while geotechnical assessments and remediation measures were completed

•	Remediation activities were completed during the third quarter of 2026, including the construction of a rock catchment area and safety berm along portions of the north wall, as well as the development of a new access ramp to the redesigned open pit

•	Mining operations resumed on September 27, 2026, following the completion of remediation work and the implementation of enhanced monitoring, safety protocols and action response plans

•	As reported on July 2, 2026, the event is expected to reduce gold production at Canadian Malartic by 60,000 to 80,000 ounces in the second half of 2026, and by up to 150,000 ounces in each of 2027 and 2028. Feed to the Canadian Malartic processing plant is being supplemented with low-grade ore from existing stockpiles, partially mitigating the production impact. The Company continues to assess opportunities to further mitigate the impact on production and costs

ABITIBI REGION, ONTARIO

Record Mine Performance and Higher Grades Drive Strong Gold Production at Detour Lake as Mine Pours Eight Millionth Ounce; Macassa Delivers Third Consecutive Quarter of Record Mill Throughput

Abitibi Ontario – Operating Statistics

Three Months Ended September 30, 2026	Detour Lake		Macassa		Consolidated Abitibi Ontario
Tonnes of ore milled (thousands)		5,992		264		6,256
Tonnes of ore milled per day		65,130		2,870		68,000
Gold grade (g/t)		1.05		9.74		1.42
Gold production (ounces)		183,118		80,582		263,700
Production costs per tonne (C$)	C$	35	C$	500	C$	55
Minesite costs per tonne (C$)	C$	38	C$	514	C$	58
Production costs per ounce		$819		$1,170		$927
Total cash costs per ounce		$872		$1,189		$969

Nine Months Ended September 30, 2026	Detour Lake		Macassa		Consolidated Abitibi Ontario
Tonnes of ore milled (thousands)		20,045		649		20,694
Tonnes of ore milled per day		73,425		2,377		75,802
Gold grade (g/t)		0.97		10.69		1.27
Gold production (ounces)		567,416		216,318		783,734
Production costs per tonne (C$)	C$	33	C$	507	C$	47
Minesite costs per tonne (C$)	C$	35	C$	539	C$	51
Production costs per ounce		$832		$1,096		$905
Total cash costs per ounce		$887		$1,152		$960

Regional Highlights

•	Regional gold production was better than plan for the quarter, supported by strong performance at Detour Lake, where a higher-grade mining sequence and record mine performance drove solid production. At Macassa, record quarterly mill throughput was achieved for the third consecutive quarter, partially offsetting the impact of lower than expected grades from AK

•	At Detour Lake, record mining performance continued for the third consecutive quarter, with 32.5 million tonnes of ore and waste extracted from the open pit. Mill performance was affected by a planned seven-day shutdown for regular maintenance and a seven-day unplanned shutdown related to a minor tailings line breach

•	The tailings line breach occurred on August 29, 2026 and resulted in the release of a small amount of tailings and process water. The release was quickly contained, with most tailings solids retained within secondary containment, limiting impacts to Easter Creek. Water quality largely returned to pre-incident conditions within 48 hours. The mill was shut down for seven days to replace the affected tailings line and strengthen secondary containment measures

•	Trucking of ore from the AK deposit to the LZ5 processing facility at LaRonde for milling continued to ramp up during the third quarter of 2026. The LZ5 mill processed 93,000 tonnes of ore from the AK deposit and produced approximately 10,500 ounces of gold

•	Detour Lake has a seven-day planned shutdown for regular mill maintenance in the fourth quarter of 2026. The shutdown of the Line 2 SAG mill will be extended by an additional 13 days to replace the mill gear. During this extended period, both mill lines will remain operational, with the Line 1 SAG mill feeding the Line 1 and Line 2 ball mills, resulting in overall mill throughput of approximately 60% of capacity

•	Updates on the Detour Lake underground and Upper Beaver projects are set out in the Key Value Drivers – Advancing the Next Phase of Growth section above

Exploration Highlights at Macassa

•	Extension and infill drilling during the third quarter of 2026 totalled 28,891 metres (90,652 metres during the first three quarters of 2026)

•	Highlights from the first three quarters of 2026 include positive results from the eastern, down-dip extensions of the Main Break including hole 64-610 intersecting 25.0 g/t gold over 5.2 metres at 2,120 metres depth, hole 64-698 intersecting 23.2 g/t gold over 6.8 metres at 2,135 metres depth and hole 64-781 intersecting 21.0 g/t gold over 1.6 metres at 2,123 metres depth

•	In the western portion the deposit near Shaft #3, extension drilling into the Main Break 04 zone was highlighted by hole 57-1730 intersecting 45.4 g/t gold over 1.8 metres at 2,310 metres depth and extension drilling into the SMC West zone was highlighted by hole 57-1699 intersecting 26.6 g/t gold over 1.7 metres at 1,719 metres depth and hole 57-1712 intersecting 19.2 g/t gold over 2.0 metres at 1,809 metres depth

•	These results at depth at Macassa continue to demonstrate that the deposit remains open at depth and provide targets for future exploration. Selected recent drill intersections from Macassa are set out in the composite longitudinal section below and in a table in Appendix A

[Macassa – Isometric View and Composite Longitudinal Section]

NUNAVUT

Solid Quarterly Production at Meliadine Supported by Strong Open Pit Mining Performance; Gold Grades at Meadowbank Expected to Increase in the Fourth Quarter of 2026

Nunavut – Operating Statistics

Three Months Ended September 30, 2026	Meliadine		Meadowbank		Consolidated Nunavut
Tonnes of ore milled (thousands)		636		1,136		1,772
Tonnes of ore milled per day		6,913		12,348		19,261
Gold grade (g/t)		4.87		3.48		3.98
Gold production (ounces)		96,149		115,501		211,650
Production costs per tonne (C$)	C$	199	C$	211	C$	207
Minesite costs per tonne (C$)	C$	226	C$	176	C$	194
Production costs per ounce		$944		$1,486		$1,240
Total cash costs per ounce		$1,046		$1,177		$1,117

Nine Months Ended September 30, 2026	Meliadine		Meadowbank		Consolidated Nunavut
Tonnes of ore milled (thousands)		1,842		3,248		5,090
Tonnes of ore milled per day		6,747		11,897		18,644
Gold grade (g/t)		5.02		3.48		4.04
Gold production (ounces)		287,496		329,528		617,024
Production costs per tonne (C$)	C$	230	C$	215	C$	221
Minesite costs per tonne (C$)	C$	236	C$	167	C$	192
Production costs per ounce		$1,067		$1,532		$1,315
Total cash costs per ounce		$1,080		$1,152		$1,118

Regional Highlights

•	Gold production in the quarter was lower than plan, primarily due to lower-than-anticipated grades and ore tonnes mined at Meadowbank, while production at Meliadine was in line with plan. Regional gold production for the full year 2026 remains on track to be within the guidance range

•	At Meliadine, mill throughput remained above plan, supported by strong open pit performance, where increased ore haulage offset lower-than-planned underground production. Underground development and production were temporarily affected as resources were prioritized toward the installation of additional ground support at key intersections. Underground mining activities are expected to ramp up to planned levels in the fourth quarter of 2026

•	At Meadowbank, gold grades were below plan primarily due to lower ore tonnes mined from the IVR pit from negative ore-tonnage reconciliation, as well as reduced ore production from the underground operation due to lower mechanical availability. Gold grades improved in September and are expected to increase further in the fourth quarter of 2026, in line with the planned mining sequence

•	Meadowbank has a five-day planned shutdown in the fourth quarter of 2026 to replace the SAG and ball mill liners and complete other regular mill maintenance

•	An update on Hope Bay is set out in the Key Value Drivers – Advancing the Next Phase of Growth section above

Exploration Highlights at Meliadine

•	Exploration ramp development continued to enhance deep exploration access during the first three quarters of 2026, with 241 metres completed at Tiriganiaq and 47 metres completed at the Wesmeg-Pump exploration drift. Exploration drilling during the third quarter of 2026 totalled 21,500 metres (77,500 metres year-to-date) with results from a larger step-out drill program showing positive intersections at depth and laterally

•	Drilling into the Tiriganiaq deposit during the first three quarters of 2026 continued to confirm the continuity of mineralization and expansion potential at depth and laterally. Highlights included hole ML425-10071-D14 intersecting 17.9 g/t gold over 3.4 metres at 892 metres depth, including 121.0 g/t gold over 0.5 metres at 892 metres depth, approximately 200 metres below current mineral resources; and hole ML425-8846-D15 intersecting 10.9 g/t gold over 6.6 metres at 694 metres depth at the lower limit of mineral resources to the west

•	Drilling at the Wesmeg North deposit was highlighted by hole ML425-9950-D8 intersecting 4.1 g/t gold over 13.6 metres at 1,014 metres depth in the deepest intercept of the deposit to date and approximately 300 metres below current mineral resources. At similar depths in the Wesmeg deposit, hole ML425-10171-D10 intersected 24.3 g/t gold over 3.0 metres at 805 metres depth and 10.8 g/t gold over 3.3 metres at 1,035 metres depth, including 20.8 g/t gold over 1.7 metres at 1,035 metres depth. Further west in Wesmeg, hole ML425-9085-D28 intersected 10.5 g/t over 4.8 metres at 817 metres depth, including 78.9 g/t over 0.5 metres at 818 metres depth, approximately 100 metres below current mineral resources. The results further demonstrate the depth potential of mineralization at Wesmeg North and Wesmeg

•	Selected recent drill intersections from the Tiriganiaq, Wesmeg North and Wesmeg deposits are set out in the composite longitudinal section below and in Appendix A

[Meliadine – Plan Map and Composite Longitudinal Section]

AUSTRALIA

Strong Quarterly Gold Production Driven by Higher Grades and Solid Operational Performance

Fosterville – Operating Statistics	Three Months Ended September 30, 2026		Nine Months Ended September 30, 2026
Tonnes of ore milled (thousands)		225		645
Tonnes of ore milled per day		2,446		2,363
Gold grade (g/t)		5.82		6.25
Gold production (ounces)		40,090		123,545
Production costs per tonne (A$)	A$	294	A$	321
Minesite costs per tonne (A$)	A$	303	A$	319
Production costs per ounce		$1,167		$1,165
Total cash costs per ounce		$1,189		$1,141

Highlights

•	Gold production in the quarter was higher than plan driven by higher gold grades primarily as a result of positive grade reconciliation at Robbins Hill as well as higher mill recovery

•	During the quarter, the mine continued to ramp up underground development across additional mining areas, setting a monthly development record of 1,154 metres in August

•	At the processing plant, ongoing work to upgrade the grinding circuit and related ancillary equipment continued during the quarter, including tie-in work related to the installation of a new BIOX (bacterial oxidation reactor) tank. The mill upgrades are expected to achieve the targeted 3,300 tpd throughput starting in 2028

•	Fosterville has scheduled a five-day shutdown for regular mill maintenance in the fourth quarter of 2026

FINLAND

Significant Improvement in Mill Recoveries Supports Strong Gold Production; Exploration Drilling At Helmi, Along the Ikkari Trend, Yields Positive Results

Kittila – Operating Statistics	Three Months Ended September 30, 2026	Nine Months Ended September 30, 2026
Tonnes of ore milled (thousands)	539	1,570
Tonnes of ore milled per day	5,859	5,751
Gold grade (g/t)	4.06	4.10
Gold production (ounces)	59,907	170,403
Production costs per tonne (€)	€119	€115
Minesite costs per tonne (€)	€114	€112
Production costs per ounce	$1,231	$1,229
Total cash costs per ounce	$1,162	$1,195

Highlights – Kittila

•	Gold production was better than plan in the quarter, driven by strong mill recoveries of approximately 85%. The Company continues to achieve improved recoveries as it advances several recovery improvement initiatives, including the optimization of reagent usage based on feed blend

•	Kittila has scheduled a 17-day shutdown for regular maintenance on the mill and autoclave relining in the fourth quarter of 2026

Highlights – Ikkari Project and Contingent Value Rights

•	As at October 28, 2026, the Company had 207,654,166 contingent value rights ("CVRs") outstanding. The Company's obligation to make payments under the CVRs is conditional on the satisfaction of certain payment conditions prior to the expiry of the CVRs, as described in the contingent value rights agreement dated June 16, 2026 between the Company and Computershare Trust Company of Canada, a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca. The applicable conditions relate to mineral reserves and production on the Ikkari project properties acquired by the Company on the closing of the acquisition of Rupert Resources Ltd. on June 16, 2026

•	Exploration drilling by the Company at the newly acquired Ikkari project commenced in the third quarter with three drill rigs in operation completing 12,332 metres during the third quarter. The number of rigs is expected to increase to five in the fourth quarter with improved access to wet land during winter freezing conditions. The exploration program during the second half of 2026 comprises condemnation and exploration drilling at the Ikkari deposit and at the Helmi deposit located one-kilometre west of Ikkari

•	Initial results from Helmi were highlighted by hole IKK26-124 intersecting 3.2 g/t gold over 10.7 metres at 476 metres depth, including 7.6 g/t gold over 4.1 metres at 474 metres depth and 30.0 g/t gold over 0.8 metres at 473 metres depth; and hole IKK26-136 intersecting 0.9 g/t gold over 20.0 metres at 496 metres depth

•	Technical review and validation work is progressing to support future mine planning and the completion of an internal evaluation for the optimized mine design is targeted by the end of 2027

[Ikkari – Plan Map and Composite Longitudinal Section]

MEXICO

Strong Mill Throughput Drives Gold Production at Pinos Altos

Pinos Altos – Operating Statistics	Three Months Ended September 30, 2026	Nine Months Ended September 30, 2026
Tonnes of ore milled (thousands)	435	1,304
Tonnes of ore milled per day	4,728	4,777
Gold grade (g/t)	1.50	1.47
Gold production (ounces)	20,273	58,874
Production costs per tonne	$131	$139
Minesite costs per tonne	$136	$134
Production costs per ounce	$2,804	$3,084
Total cash costs per ounce	$2,093	$2,080

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About this News Release

Unless otherwise stated, references to "Canadian Malartic", "Goldex", "LaRonde" and "Meadowbank" are to the Company's operations at the Canadian Malartic complex, the Goldex complex, the LaRonde complex and the Meadowbank complex, respectively. The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining and processing operations at LZ5. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. References to other operations are to the relevant mines, projects or properties, as applicable.

When used in this news release, the terms "including" and "such as" mean including and such as, without limitation.

The information contained on any website linked to or referred to herein (including the Company's website) is not part of this news release.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including "total cash costs per ounce", "minesite costs per tonne", "all-in sustaining costs per ounce" (or "AISC per ounce"), "adjusted net income", "cash provided by operating activities before changes in non-cash components of working capital", "EBITDA", which means earnings before interest, taxes, depreciation and amortization, "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash components of working capital", "capital expenditures", "sustaining capital expenditures", "development capital expenditures", "sustaining capitalized exploration", "development capitalized exploration" and "net cash (debt)", as well as, for certain of these measures, their related per share measures that are not standardized measures under IFRS Accounting Standards. These measures may not be comparable to similar measures reported by other gold producers and should be considered together with other data prepared in accordance with IFRS Accounting Standards. See below for a reconciliation of these measures to the most directly comparable financial information reported in the condensed interim consolidated financial statements for the three months ended March 31, 2026 (the "First Quarter Financial Statements") prepared in accordance with IFRS Accounting Standards. Adjustments that are not applicable in respect of the periods for which reconciliations are provided are not shown in the quantitative reconciliation.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

Total Cash Costs per Ounce

Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported either on a by-product basis (deducting the impact of by-product metals from production costs to isolate the cost of producing an ounce of gold) and, where indicated, on a co-product basis (without deducting the impact of by-product metals). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the Third Quarter Financial Statements for (i) the impact of by-products, (ii) inventory production costs, (iii) the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, (iv) realized gains and losses on hedges of production costs, (v) in-kind royalty costs, and (vi) smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (discussed further below), which adjustment only affects this non-GAAP measure only insofar as the measure includes costs from Meadowbank (that is, for Meadowbank, the Nunavut region and the consolidated Company). The Company's calculation of total cash costs per ounce for other mines and regions that do not include Meadowbank are not affected by this change.

The NTI Payment is the payment to Nunavut Tunngavik Inc. ("NTI") under the Company's mineral production lease in respect of the Amaruq mine at Meadowbank, which is a royalty based on net profits, subject to a minimum profit margin ("NTI Payment"). NTI is the body that represents the Inuit of Nunavut under the Nunavut Land Claims Agreement and holds the subsurface mineral rights on certain parcels of Inuit owned land, including at the Amaruq mine. The royalty payments under the mining leases with NTI are based on net profits at the mine, subject to a cap on allowable costs as a percentage of gross revenue. At mines located on lands in Nunavut where the subsurface mineral rights are not held by NTI (whether or not on Inuit owned lands), the Crown holds the subsurface mineral rights and imposes a net profits royalty (the "Crown royalty") under the Nunavut Mining Regulations (the "NMR"). The Company does not include the Crown royalty in its calculations of total cash costs per ounce and certain other of its non-GAAP measures as the Company classifies these costs as an income tax for financial statement purposes in accordance with IFRS Accounting Standards and income taxes are generally excluded from the calculation of such non-GAAP measures. The Crown royalty is not applicable where NTI is the holder of the subsurface mineral rights. Where NTI is holder of the subsurface mineral rights, the Company instead is required to make the payment under the mining leases with NTI, which the Company views as having similar characteristics to the payments under the Crown royalty. Accordingly, to ensure comparability across the Company's mines in Nunavut, the Company revised its calculation of such non-GAAP measures to also adjust for the NTI Payment where applicable. In this news release, total cash costs per ounce for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.

Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that the impact of by-product metals is not deducted. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production of by-product metals.

Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this news release, unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) gold is the Company's primary product and source of substantially all its revenues, (ii) the Company mines ore, which may contain gold, silver, zinc, copper and other metals, and the Company believes that isolating the cost of producing gold is a more meaningful measure of operating performance, (iii) it is a method used by management and the Board to monitor operations, and (iv) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

Minesite Costs per Tonne

Minesite costs per tonne are calculated by adjusting production costs as recorded in the Third Quarter Financial Statements for (i) inventory production costs, (ii) in-kind royalty costs, and (iii) smelting, refining and marketing charges, and then dividing by tonnage of ore processed. For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (as discussed above in "Total Cash Costs per Ounce"), which adjustment only affects minesite costs per tonne at Meadowbank and for the Nunavut region. The Company's calculation of minesite costs per tonne for other mines and regions other than the Nunavut region are not affected by this change. In this news release, minesite costs for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.

As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. For the reasons noted above in respect of revisions to the composition of total cash costs per ounce, for the purposes of calculating this non-GAAP measure, the Company now adjusts production costs for the amount of the NTI Payment. The Company believes that this revision is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and makes the reported measure more comparable across all of the Company's mines. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the production costs per minesite for the three and nine months ended September 30, 2026 and September 30, 2025, as presented in the Third Quarter Financial Statements in accordance with IFRS Accounting Standards.

Total Production Costs by Mine

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2026	2025	2026	2025
LaRonde	$113,372	$70,785	$314,320	$241,163
Canadian Malartic	133,252	124,353	389,386	359,025
Goldex	40,812	35,956	121,637	108,302
Quebec	287,436	231,094	825,343	708,490
Detour Lake	150,060	151,199	472,060	427,475
Macassa	94,265	48,652	236,996	146,744
Ontario	244,325	199,851	709,056	574,219
Meliadine	90,739	85,662	306,671	282,577
Meadowbank	171,626	163,403	504,882	396,409
Nunavut	262,365	249,065	811,553	678,986
Fosterville	46,800	38,036	143,986	109,094
Australia	46,800	38,036	143,986	109,094
Kittila	73,757	61,762	209,389	172,659
Finland	73,757	61,762	209,389	172,659
Pinos Altos	56,837	55,443	181,538	148,723
Mexico	56,837	55,443	181,538	148,723
Corporate and Other	889	4,070	889	4,070
Production costs per the Third Quarter Financial Statements	$972,409	$839,321	$2,881,754	$2,396,241

The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three and nine months ended September 30, 2026 and September 30, 2025, exclusive of amortization, as presented in the Third Quarter Financial Statements in accordance with IFRS Accounting Standards.

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine

Three Months Ended September 30, 2026

Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty costs and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co- product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by- product basis) ($)
LaRonde	77,250	113,372	1,468	(11,986)	229	—	950	1,328	(26,753)	981
Canadian Malartic	111,202	133,252	1,198	13,233	391	26,009	430	1,559	(5,677)	1,508
Goldex	29,940	40,812	1,363	(2,519)	84	—	1,511	1,332	(12,889)	902
Quebec	218,392	287,436	1,316	(1,272)	704	26,009	2,891	1,446	(45,319)	1,238
Detour Lake	183,118	150,060	819	8	476	11,939	1,114	893	(3,986)	872
Macassa	80,582	94,265	1,170	(3,130)	215	5,586	200	1,205	(1,307)	1,189
Ontario	263,700	244,325	927	(3,122)	691	17,525	1,314	989	(5,293)	969
Meliadine	96,149	90,739	944	12,135	(1,315)	—	(83)	1,055	(893)	1,046
Meadowbank	115,501	171,626	1,486	4,974	(2,360)	(32,886)	(33)	1,224	(5,421)	1,177
Nunavut	211,650	262,365	1,240	17,109	(3,675)	(32,886)	(116)	1,147	(6,314)	1,117
Fosterville	40,090	46,800	1,167	1,472	(652)	—	36	1,189	—	1,189
Australia	40,090	46,800	1,167	1,472	(652)	—	36	1,189	—	1,189
Kittila	59,907	73,757	1,231	(3,416)	20	—	(44)	1,174	(688)	1,162
Finland	59,907	73,757	1,231	(3,416)	20	—	(44)	1,174	(688)	1,162
Pinos Altos	20,273	56,837	2,804	2,955	(578)	—	377	2,939	(17,169)	2,093
Mexico	20,273	56,837	2,804	2,955	(578)	—	377	2,939	(17,169)	2,093
Corporate and Other(vi)	—	889	—	(889)	—	—	—	—	—	—
Consolidated	814,012	972,409	1,193	12,837	(3,490)	10,648	4,458	1,225	(74,783)	1,133

Notes:

(i)	Gold production for the three months ended September 30, 2026 excludes 557 ounces of payable production of gold at La India and 115 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2026 is $17.2 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

(iv)	Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

Three Months Ended September 30, 2025

Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty costs and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co- product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by- product basis) ($)
LaRonde	81,522	70,785	868	21,049	(57)	—	3,142	1,164	(19,398)	926
Canadian Malartic	156,875	124,353	793	1,470	(306)	28,025	6	979	(3,151)	959
Goldex	29,375	35,956	1,224	2,732	(24)	—	1,018	1,351	(8,072)	1,076
Quebec	267,772	231,094	863	25,251	(387)	28,025	4,166	1,076	(30,621)	962
Detour Lake	176,539	151,199	856	(15,420)	(431)	12,183	1,384	844	(2,205)	831
Macassa	78,832	48,652	617	(184)	(57)	3,878	110	665	(487)	659
Ontario	255,371	199,851	783	(15,604)	(488)	16,061	1,494	788	(2,692)	778
Meliadine	93,836	85,662	913	20,706	(270)	—	(126)	1,129	(158)	1,128
Meadowbank	136,152	163,403	1,200	1,638	(389)	(36,444)	99	942	(2,401)	925
Nunavut	229,988	249,065	1,083	22,344	(659)	(36,444)	(27)	1,019	(2,559)	1,008
Fosterville	34,966	38,036	1,088	(597)	(28)	—	29	1,071	(158)	1,066
Australia	34,966	38,036	1,088	(597)	(28)	—	29	1,071	(158)	1,066
Kittila	57,954	61,762	1,066	(415)	(1,127)	—	(40)	1,038	(139)	1,036
Finland	57,954	61,762	1,066	(415)	(1,127)	—	(40)	1,038	(139)	1,036
Pinos Altos	20,885	55,443	2,655	(1,704)	(560)	—	326	2,562	(13,691)	1,906
Mexico	20,885	55,443	2,655	(1,704)	(560)	—	326	2,562	(13,691)	1,906
Corporate and Other(iv)	—	4,070	—	(4,070)	—	—	—	—	—	—
Consolidated	866,936	839,321	963	25,205	(3,249)	7,642	5,948	1,009	(49,860)	952

Notes:

(i)	Gold production for the three months ended September 30, 2025 excludes 945 ounces of payable production of gold at La India and 189 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2025 is $3.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

(iv)	Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

Nine Months Ended September 30, 2026

Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co- product basis) ($)	Impact of by- product metals ($)	Total cash costs per ounce (by- product basis) ($)
LaRonde	240,107	314,320	1,309	(7,318)	(121)	—	5,264	1,300	(75,044)	987
Canadian Malartic	412,661	389,386	944	25,892	(773)	94,295	1,803	1,237	(16,909)	1,196
Goldex	88,589	121,637	1,373	(3,218)	(45)	—	3,934	1,381	(36,776)	965
Quebec	741,357	825,343	1,113	15,356	(939)	94,295	11,001	1,275	(128,729)	1,101
Detour Lake	567,416	472,060	832	(7,652)	(1,653)	47,258	3,262	905	(10,205)	887
Macassa	216,318	236,996	1,096	62	(114)	14,422	307	1,163	(2,577)	1,152
Ontario	783,734	709,056	905	(7,590)	(1,767)	61,680	3,569	976	(12,782)	960
Meliadine	287,496	306,671	1,067	6,798	(1,717)	—	139	1,085	(1,524)	1,080
Meadowbank	329,528	504,882	1,532	2,574	(2,860)	(115,574)	239	1,181	(9,610)	1,152
Nunavut	617,024	811,553	1,315	9,372	(4,577)	(115,574)	378	1,136	(11,134)	1,118
Fosterville	123,545	143,986	1,165	3	(2,674)	—	149	1,145	(466)	1,141
Australia	123,545	143,986	1,165	3	(2,674)	—	149	1,145	(466)	1,141
Kittila	170,403	209,389	1,229	(4,677)	10	—	(113)	1,201	(1,031)	1,195
Finland	170,403	209,389	1,229	(4,677)	10	—	(113)	1,201	(1,031)	1,195
Pinos Altos	58,874	181,538	3,084	(3,883)	(2,323)	—	1,975	3,012	(54,865)	2,080
Mexico	58,874	181,538	3,084	(3,883)	(2,323)	—	1,975	3,012	(54,865)	2,080
Corporate and Other(iv)	—	889	—	(889)	—	—	—	—	—	—
Consolidated	2,494,937	2,881,754	1,155	7,692	(12,270)	40,401	16,959	1,176	(209,007)	1,092

Notes:

(i)	Gold production for the nine months ended September 30, 2026 excludes 1,415 ounces of payable production of gold at La India and 249 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2026 is $26.6 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

(iv)	Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

Nine Months Ended September 30, 2025

Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co- product basis) ($)	Impact of by- product metals	Total cash costs per ounce (by- product basis) ($)
LaRonde	264,265	241,163	913	18,760	732	—	9,672	1,023	(52,979)	822
Canadian Malartic	489,179	359,025	734	17,706	988	79,745	843	937	(8,680)	919
Goldex	92,509	108,302	1,171	2,418	308	—	3,139	1,234	(21,914)	997
Quebec	845,953	708,490	838	38,884	2,028	79,745	13,654	996	(83,573)	897
Detour Lake	497,649	427,475	859	(13,355)	646	30,266	4,384	903	(4,324)	894
Macassa	252,224	146,744	582	4,591	737	11,488	271	650	(1,662)	643
Ontario	749,873	574,219	766	(8,764)	1,383	41,754	4,655	818	(5,986)	810
Meliadine	282,611	282,577	1,000	14,310	728	—	102	1,053	(855)	1,050
Meadowbank	378,213	396,409	1,048	(1,373)	915	(50,239)	398	915	(4,533)	903
Nunavut	660,824	678,986	1,027	12,937	1,643	(50,239)	500	974	(5,388)	966
Fosterville	128,155	109,094	851	2,824	(28)	—	82	874	(428)	870
Australia	128,155	109,094	851	2,824	(28)	—	82	874	(428)	870
Kittila	162,415	172,659	1,063	1,388	(1,558)	—	(159)	1,061	(433)	1,058
Finland	162,415	172,659	1,063	1,388	(1,558)	—	(159)	1,061	(433)	1,058
Pinos Altos	59,539	148,723	2,498	1,819	(531)	—	894	2,535	(30,814)	2,017
Mexico	59,539	148,723	2,498	1,819	(531)	—	894	2,535	(30,814)	2,017
Corporate and Other(iv)	—	4,070	—	(4,070)	—	—	—	—	—	—
Consolidated	2,606,759	2,396,241	918	45,018	2,937	71,260	19,626	973	(126,622)	924

Notes:

(i)	Gold production for the nine months ended September 30, 2025 excludes 3,614 ounces of payable production of gold at La India and 253 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2025 is $6.2 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

(iv)	Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

Three Months Ended September 30, 2026

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	720	$113,372	C$	158,527	C$	220	C$	(18,233)	C$	—	C$	(9,079)	C$	182
Canadian Malartic	4,726	$133,252	C$	183,673	C$	39	C$	16,905	C$	36,455	C$	—	C$	50
Goldex	834	$40,812	C$	56,992	C$	68	C$	(3,471)	C$	—	C$	—	C$	64
Quebec	6,280	$287,436	C$	399,192	C$	64	C$	(4,799)	C$	36,455	C$	(9,079)	C$	67
Detour Lake	5,992	$150,060	C$	209,296	C$	35	C$	11	C$	16,712	C$	—	C$	38
Macassa	264	$94,265	C$	132,030	C$	500	C$	(4,338)	C$	7,926	C$	—	C$	514
Ontario	6,256	$244,325	C$	341,326	C$	55	C$	(4,327)	C$	24,638	C$	—	C$	58
Meliadine	636	$90,739	C$	126,779	C$	199	C$	17,197	C$	—	C$	—	C$	226
Meadowbank	1,136	$171,626	C$	239,835	C$	211	C$	6,923	C$	(46,241)	C$	—	C$	176
Nunavut	1,772	$262,365	C$	366,614	C$	207	C$	24,120	C$	(46,241)	C$	—	C$	194
Fosterville	225	$46,800	A$	66,103	A$	294	A$	1,983	A$	—	A$	—	A$	303
Australia	225	$46,800	A$	66,103	A$	294	A$	1,983	A$	—	A$	—	A$	303
Kittila	539	$73,757		€64,185		€119		€(2,960)		€—		€—		€114
Finland	539	$73,757		€64,185		€119		€(2,960)		€—		€—		€114
Pinos Altos	435	$56,837		$56,837		$131		$2,378		$—		$—		$136
Mexico	435	$56,837		$56,837		$131		$2,378		$—		$—		$136

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2026 is C$22.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

Three Months Ended September 30, 2025

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs (local currency)		Production costs per tonne (local currency)		Inventory adjustments (local currency)(i)		In-kind royalty costs (local currency)(ii)		Smelting, refining and marketing charges (local currency)		Local currency minesite costs per tonne
LaRonde	764	$70,785	C$	97,569	C$	128	C$	29,130	C$	—	C$	(6,553)	C$	157
Canadian Malartic	5,091	$124,353	C$	170,193	C$	33	C$	2,129	C$	38,792	C$	—	C$	41
Goldex	843	$35,956	C$	49,637	C$	59	C$	3,761	C$	—	C$	—	C$	63
Quebec	6,698	$231,094	C$	317,399	C$	47	C$	35,020	C$	38,792	C$	(6,553)	C$	57
Detour Lake	7,351	$151,199	C$	208,932	C$	28	C$	(21,293)	C$	16,856	C$	—	C$	28
Macassa	133	$48,652	C$	67,786	C$	510	C$	(382)	C$	5,369	C$	—	C$	547
Ontario	7,484	$199,851	C$	276,718	C$	37	C$	(21,675)	C$	22,225	C$	—	C$	37
Meliadine	627	$85,662	C$	117,284	C$	187	C$	29,369	C$	—	C$	—	C$	234
Meadowbank	1,177	$163,403	C$	225,287	C$	191	C$	2,513	C$	(50,557)	C$	—	C$	151
Nunavut	1,804	$249,065	C$	342,571	C$	190	C$	31,882	C$	(50,557)	C$	—	C$	180
Fosterville	198	$38,036	A$	58,454	A$	295	A$	(1,171)	A$	—	A$	—	A$	289
Australia	198	$38,036	A$	58,454	A$	295	A$	(1,171)	A$	—	A$	—	A$	289
Kittila	558	$61,762		€53,023		€95		€(435)		€—		€—		€94
Finland	558	$61,762		€53,023		€95		€(435)		€—		€—		€94
Pinos Altos	431	$55,443		$55,443		$129		$(2,264)		$—		$—		$123
Mexico	431	$55,443		$55,443		$129		$(2,264)		$—		$—		$123

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended September 30, 2025 is C$5.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

Nine Months Ended September 30, 2026

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	2,209	314,320	C$	435,765	C$	197	C$	(11,091)	C$	—	C$	(27,541)	C$	180
Canadian Malartic	13,820	389,386	C$	536,482	C$	39	C$	34,364	C$	130,631	C$	—	C$	51
Goldex	2,464	121,637	C$	168,626	C$	68	C$	(4,414)	C$	—	C$	—	C$	67
Quebec	18,493	825,343	C$	1,140,873	C$	62	C$	18,859	C$	130,631	C$	(27,541)	C$	68
Detour Lake	20,045	472,060	C$	652,982	C$	33	C$	(10,247)	C$	65,541	C$	—	C$	35
Macassa	649	236,996	C$	329,167	C$	507	C$	540	C$	20,325	C$	—	C$	539
Ontario	20,694	709,056	C$	982,149	C$	47	C$	(9,707)	C$	85,866	C$	—	C$	51
Meliadine	1,842	306,671	C$	424,263	C$	230	C$	10,045	C$	—	C$	—	C$	236
Meadowbank	3,248	504,882	C$	699,331	C$	215	C$	3,996	C$	(159,833)	C$	—	C$	167
Nunavut	5,090	811,553	C$	1,123,594	C$	221	C$	14,041	C$	(159,833)	C$	—	C$	192
Fosterville	645	143,986	A$	207,030	A$	321	A$	(1,123)	A$	—	A$	—	A$	319
Australia	645	143,986	A$	207,030	A$	321	A$	(1,123)	A$	—	A$	—	A$	319
Kittila	1,570	209,389		€180,361		€115		€(3,849)		€—		€—		€112
Finland	1,570	209,389		€180,361		€115		€(3,849)		€—		€—		€112
Pinos Altos	1,304	181,538		$181,538		$139		$(6,205)		$—		$—		$134
Mexico	1,304	181,538		$181,538		$139		$(6,205)		$—		$—		$134

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2026 is C$35.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

Nine Months Ended September 30, 2025

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	2,113	241,163	C$	337,363	C$	160	C$	25,945	C$	—	C$	(19,756)	C$	163
Canadian Malartic	14,919	359,025	C$	498,804	C$	33	C$	24,333	C$	111,462	C$	—	C$	43
Goldex	2,454	108,302	C$	151,393	C$	62	C$	3,196	C$	—	C$	—	C$	63
Quebec	19,486	708,490	C$	987,560	C$	51	C$	53,474	C$	111,462	C$	(19,756)	C$	58
Detour Lake	20,817	427,475	C$	596,968	C$	29	C$	(18,952)	C$	42,298	C$	—	C$	30
Macassa	424	146,744	C$	205,250	C$	484	C$	6,264	C$	16,061	C$	—	C$	537
Ontario	21,241	574,219	C$	802,218	C$	38	C$	(12,688)	C$	58,359	C$	—	C$	40
Meliadine	1,730	282,577	C$	394,138	C$	228	C$	18,509	C$	—	C$	—	C$	239
Meadowbank	2,906	396,409	C$	550,901	C$	190	C$	(2,594)	C$	(69,787)	C$	—	C$	165
Nunavut	4,636	678,986	C$	945,039	C$	204	C$	15,915	C$	(69,787)	C$	—	C$	192
Fosterville	549	109,094	A$	168,621	A$	307	A$	4,145	A$	—	A$	—	A$	315
Australia	549	109,094	A$	168,621	A$	307	A$	4,145	A$	—	A$	—	A$	315
Kittila	1,562	172,659		€154,529		€99		€199		€—		€—		€99
Finland	1,562	172,659		€154,529		€99		€199		€—		€—		€99
Pinos Altos	1,252	148,723		$148,723		$119		$1,288		$—		$—		$120
Mexico	1,252	148,723		$148,723		$119		$1,288		$—		$—		$120

Notes:

(i)	This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the nine months ended September 30, 2025 is C$8.7 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)	In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

All-in sustaining costs per ounce

All-in sustaining costs per ounce (also referred to as "AISC per ounce") on a by-product basis is calculated as the aggregate of (i) total cash costs on a by-product basis, (ii) sustaining capital expenditures (including capitalized exploration), (iii) general and administrative expenses (including stock option expense), (iv) lease payments related to sustaining assets and (v) reclamation expenses, each as measured on a per ounce of production basis. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning the impact of by-product metals is not deducted. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this news release, unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see "Total Cash Costs per Ounce" for a discussion of regarding the Company's use of by-product basis reporting). For periods commencing on or after January 1, 2026, the Company revised the composition of certain of its non-GAAP performance measures, including "all-in sustaining costs per ounce", to adjust for the NTI Payments, that is, payments made to NTI under the Company's mineral production leases in respect of the Amaruq mine at Meadowbank. This revised composition aligns with changes made to the calculation of "total cash costs per ounce", discussed above in "Total Cash Costs per Ounce". For the reasons outlined above in respect of the change to the composition of "total cash costs per ounce", the Company believes that this revision to the composition of AISC per ounce is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and conforms the calculations of costs used across all of the Company's mines.

Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council ("WGC") in 2018, except in respect of its treatment of the NTI Payment at Meadowbank. As discussed above, the Company views the NTI Payments as having similar characteristics to the Crown royalty, which is treated as income tax under IFRS Accounting Standards and therefore excluded from the Company's AISC calculations. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three and nine months ended September 30, 2026 and September 30, 2025 on both a by-product basis (deducting the impact of by-product metals from production costs) and a co-product basis (without deducting the impact of by-product metals from production costs).

(United States dollars per ounce, except where noted)	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Production costs per the Third Quarter Financial Statements (thousands of United States dollars)	$972,409	$839,321	$2,881,754	$2,396,241
Less: Production costs from non-operating minesites	(889)	(4,070)	(889)	(4,070)
Adjusted production costs	971,520	835,251	2,880,865	2,392,171
Gold production (ounces)(i)	814,012	866,936	2,494,937	2,606,759
Production costs per ounce	$1,193	$963	$1,155	$918
Adjustments:
Inventory adjustments(ii)	17	33	3	18
In-kind royalty and NTI Payments(iii)	13	9	16	28
Realized gains and losses on hedges of production costs	(4)	(4)	(5)	1
Smelting, refining, and marketing charges	6	8	7	8
Total cash costs per ounce (co-product basis)	$1,225	$1,009	$1,176	$973
Impact of by-product metals	(92)	(57)	(84)	(49)
Total cash costs per ounce (by-product basis)	$1,133	$952	$1,092	$924
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	360	282	296	250
General and administrative expenses (including stock option expense)	86	78	83	71
Non-cash reclamation provision and sustaining leases(iv)	69	19	58	17
All-in sustaining costs per ounce (by-product basis)	$1,648	$1,331	$1,529	$1,262
Impact of by-product metals	92	57	84	49
All-in sustaining costs per ounce (co-product basis)	$1,740	$1,388	$1,613	$1,311

Notes:

(i) Gold production for the three and nine months ended September 30, 2026 excludes 557 and 1,415 ounces of payable production of gold at La India and 115 and 249 ounces of payable production of gold at Creston Mascota, respectively, which were produced from residual leaching. Gold production for the three and nine months ended September 30, 2025 excludes 945 and 3,614 ounces of payable production of gold at La India and 189 and 253 ounces of payable production of gold at Creston Mascota, respectively, which were produced from residual leaching, as well as 2,442 ounces of gold recovered at Hope Bay for the three and nine months ended September 30, 2025.

(ii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three and nine months ended September 30, 2026 is $17.2 and $26.6 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold. Included in inventory adjustments for Canadian Malartic for the three and nine months ended September 30, 2025 is $3.7 and $6.2 million, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii) In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of all-in sustaining costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see "Total Cash Costs per Ounce".

(iv) Sustaining leases are lease payments related to sustaining assets.

Adjusted net income

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the Third Quarter Financial Statements for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for certain non-recurring, unusual and other items such as foreign exchange translation, realized and unrealized gains or losses on derivative financial instruments, severance, transaction costs related to acquisitions, revaluation gains and losses, environmental remediation charges, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations, disposal of supplies inventory at non-operating sites and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.

The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the calculation of adjusted net income and adjusted net income per share for the three and nine months ended September 30, 2026, and September 30, 2025.

Reconciliation of Net Income to Adjusted Net Income

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands)	2026	2025	2026	2025
Net income for the period - basic	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Dilutive impact of cash settling LTIP	—	—	6,865	—
Net income for the period - diluted	$1,352,874	$1,054,958	$4,655,653	$2,938,400
Foreign exchange translation	6,902	(6,559)	26,297	(18,190)
Loss (gain) on derivative financial instruments	12,519	20,242	89,223	(173,881)
Environmental remediation	8,555	2,370	31,629	24,334
Net loss on disposal of property, plant and equipment	10,284	5,719	27,120	17,824
Purchase price allocation to inventory(i)	(17,187)	3,700	(26,613)	6,234
Debt extinguishment costs	—	2,838	—	8,245
Impairment loss(ii)	—	—	—	10,554
Loss on sale of equity securities	—	40,175	—	40,175
Gain on sale of investments	—	—	(155,319)	—
Multi-year donations	—	—	19,369	—
Other(iii)	—	—	—	2,077
Income and mining taxes adjustments(iv)	(49,598)	(38,234)	(89,727)	(24,676)
Adjusted net income for the period - basic	$1,324,349	$1,085,209	$4,570,767	$2,831,096
Adjusted net income for the period - diluted	$1,324,349	$1,085,209	$4,577,632	$2,831,096

Notes:

(i) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.

(iii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the comparative period.

(iv) Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and adjusted EBITDA

EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the Third Quarter Financial Statements.

Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for certain non-recurring, unusual and other items such as foreign exchange translation, realized and unrealized gains or losses on derivative financial instruments, severance, non-recurring, unusual and other transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations and disposal of supplies inventory at non-operating sites.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash-generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company's continuing cash-generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash-generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2026 and September 30, 2025.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands)	2026	2025	2026	2025
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Finance costs	15,037	24,154	46,832	74,027
Amortization of property, plant and mine development	457,447	429,947	1,300,969	1,223,703
Income and mining tax expense	619,346	520,610	2,205,911	1,448,358
EBITDA	2,444,704	2,029,669	8,202,500	5,684,488
Foreign exchange translation	6,902	(6,559)	26,297	(18,190)
Loss (gain) on derivative financial instruments	12,519	20,242	89,223	(173,881)
Environmental remediation	8,555	2,370	31,629	24,334
Net loss on disposal of property, plant and equipment	10,284	5,719	27,120	17,824
Purchase price allocation to inventory(i)	(17,187)	3,700	(26,613)	6,234
Debt extinguishment costs	—	2,838	—	8,245
Impairment loss(ii)	—	—	—	10,554
Loss on sale of equity securities	—	40,175	—	40,175
Gain on sale of investments	—	—	(155,319)	—
Multi-year donations	—	—	19,369	—
Other(iii)	—	—	—	2,077
Adjusted EBITDA	$2,465,777	$2,098,154	$8,214,206	$5,601,860

Notes:

(i) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii) Relates to the Company's ownership percentage of an impairment loss recorded by an associate.

(iii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the comparative period.

Cash provided by operating activities before changes in non-cash components of working capital and its per share ratio

Cash provided by operating activities before changes in non-cash components of working capital is calculated by adjusting the cash provided by operating activities as shown in the Third Quarter Financial Statements for the effects of changes in non-cash components of working capital such as income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share ratio is calculated by dividing cash provided by operating activities before changes in non-cash components of working capital by the weighted average number of shares outstanding on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believes they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards. A reconciliation of these measures to the nearest IFRS Accounting Standards measure is provided below.

Free cash flow and free cash flow before changes in non-cash components of working capital

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the Third Quarter Financial Statements.

Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets and accounts payable and accrued liabilities.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash-generating ability of the Company.

The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three and nine months ended September 30, 2026 and September 30, 2025.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands, except where noted)	2026	2025	2026	2025
Cash provided by operating activities	$1,755,015	$1,815,875	$5,245,003	$4,705,609
Additions to property, plant and mine development	(902,801)	(626,330)	(2,325,805)	(1,616,930)
Free cash flow	852,214	1,189,545	2,919,198	3,088,679
Changes in income taxes	(11,082)	(189,741)	991,388	(491,108)
Changes in inventory	235,852	143,052	241,546	165,196
Changes in other current assets	173,186	11,022	202,941	17,784
Changes in accounts payable and accrued liabilities	(193,046)	(118,964)	(377,387)	(194,761)
Free cash flow before changes in non-cash components of working capital	$1,057,124	$1,034,914	$3,977,686	$2,585,790
Additions to property, plant and mine development	902,801	626,330	2,325,805	1,616,930
Cash provided by operating activities before changes in non-cash components of working capital	$1,959,925	$1,661,244	$6,303,491	$4,202,720

Cash provided by operating activities per share - basic	$3.47	$3.62	$10.43	$9.37
Cash provided by operating activities before changes in non-cash components of working capital per share - basic	$3.87	$3.31	$12.54	$8.37

Free cash flow per share - basic	$1.68	$2.37	$5.81	$6.15
Free cash flow before changes in non-cash components of working capital per share - basic	$2.09	$2.06	$7.91	$5.15

Capital expenditures

Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the Third Quarter Financial Statements.

Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.

The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the Third Quarter Financial Statements for the three and nine months ended September 30, 2026 and September 30, 2025.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands)	2026	2025	2026	2024
Sustaining capital expenditures	$287,233	$240,619	$720,775	$642,295
Sustaining capitalized exploration	8,940	6,373	23,170	16,335
Development capital expenditures	560,822	316,054	1,315,386	728,924
Development capitalized exploration	64,171	80,809	236,365	213,488
Total Capital Expenditures	$921,166	$643,855	$2,295,696	$1,601,042
Working capital adjustments	(18,365)	(17,525)	30,109	15,888
Additions to property, plant and mine development per the Third Quarter Financial Statements	$902,801	$626,330	$2,325,805	$1,616,930

Net cash

Net cash is calculated by adjusting the total of the current portion of long-term debt and non-current portion of long-term debt as recorded on the Third Quarter Financial Statements for deferred financing costs and cash and cash equivalents. Management believes the measure of net cash is useful to help investors assess the Company’s overall cash position and to evaluate the future debt capacity of the Company.

The following table sets out a reconciliation of long-term debt per the Third Quarter Financial Statements to net cash as at September 30, 2026, and December 31, 2025.

	As at	As at
(thousands)	September 30, 2026	December 31, 2025
Long-term debt	$(197,102)	$(196,271)
Cash and cash equivalents	3,613,125	2,866,053
Net cash	$3,416,023	$2,669,782

Forward-Looking Non-GAAP Measures

This news release contains information regarding estimated future total cash costs per ounce, minesite costs per tonne and AISC per ounce. The estimates are based upon the total cash costs per ounce, minesite costs per tonne and AISC per ounce that the Company expects to incur to mine gold at its mining operations and do not include certain costs that will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 28, 2026. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words “achieve”, “aim”, “anticipate”, “commit”, “could”, “envisions”, “estimate”, “expect”, “forecast”, “future”, “guide”, “objective”, “plan”, “potential”, “schedule”, “target”, “track”, “will”, and similar expressions are intended to identify forward-looking statements. Such statements include the Company’s forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company’s sites, including the potential to increase annual gold production by 20% to 30% over the next decade, exceeding four million ounces by the 2030s; the estimated timing and conclusions of the Company’s studies and evaluations; the methods by which ore will be extracted or processed; the Company’s plans at Detour Lake underground, Upper Beaver, Odyssey, Hope Bay and San Nicolás, including the approval, timing, funding, completion and commissioning thereof and various projects at such sites and the commencement of production therefrom; statements concerning the Company’s “fill-the-mill” strategy at Canadian Malartic; statements regarding the rock mass movement at the Barnat open pit’s effect on production; statements regarding the remediation plan and redesign at the Barnat open pit; statements regarding the effect of the rock mass movement on the development or production outlook at the Odyssey mine or change to the Company’s pathway to increase annual production at Canadian Malartic; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, the expected conversion of mineral resources to mineral reserves, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital expenditures and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing or submission or receipt thereof; future exploration; the anticipated timing of events with respect to the Company’s mine sites; the Company’s plans and strategies with respect to sustainability initiatives; the sufficiency of the Company’s cash resources; the Company’s plans with respect to hedging and the effectiveness of its hedging strategies and the economic impact thereof; future activity with respect to the Company’s unsecured revolving bank credit facility and other indebtedness; plans with respect to offering securities pursuant to the base shelf prospectus; future dividend amounts, record dates and payment dates, including the Company’s anticipated return of more than 50% of free cash flow to shareholders through dividends and share repurchases in 2026; plans with respect to activity under the NCIB; statements regarding potential payments under the CVRs; the effect of tariffs, trade restrictions and the effect of geopolitical events on the Company, whether through availability of inputs or inflation; and anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis for the year ended December 31, 2025 (the “2025 MD&A”) and the Company’s Annual Information Form (the “AIF”) for the year ended December 31, 2025 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the Company’s plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle’s expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company’s efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company’s current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company’s stock price; risks associated with the Company’s currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and 2025 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding Certain Project Evaluations

The forecast parameters surrounding certain projects, including Detour Lake underground, Upper Beaver, Hope Bay and the “fill-the-mill” strategy at Canadian Malartic (Odyssey Shaft #1, Odyssey Shaft #2, Marban, Wasamac), were based on internal evaluations, which are preliminary in nature and include inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts set out in the table below, or other parameters, will be realized.

Key Project	2026 Gold Production Guidance (000s oz)	Anticipated Production Ramp-up Year	Anticipated Incremental Annual Gold Production (000s oz)	Anticipated Incremental Annual Copper Production (tonnes)
Canadian Malartic	505 — 535	2033	400 — 500	—
Detour Lake	700 — 730	2030	300 — 350	—
Upper Beaver	—	2030	200 — 225	3,600
Hope Bay	—	2030	400 — 435	—
San Nicolás (50%)*	—	2030	—	50,000 — 60,000

*	San Nicolás incremental annual production also includes approximately 150,000 to 160,000 tonnes of zinc in first eight years of production and 20,000 to 30,000 tonnes of zinc in subsequent years

The basis for the internal evaluations and the qualifications and assumptions made by the qualified persons who undertook the internal evaluations are set out in this news release and the news releases dated June 29, 2024 for Detour Lake underground, dated July 31, 2024 for Upper Beaver and dated May 19, 2026 for Hope Bay. The results of the internal evaluations had no impact on the results of any pre-feasibility or feasibility study. An updated internal evaluation is expected for the “fill-the-mill” strategy at Canadian Malartic, for Detour Lake and Upper Beaver in 2027.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, P.Eng., Executive Vice-President & Chief Operating Officer – Ontario, Australia & Mexico; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Additional Information

Additional information about each of the Company’s material mineral projects as at December 31, 2025, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company’s AIF and 2025 MD&A filed on SEDAR+ and with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company’s material mineral properties: Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report (September 20, 2024); NI 43-101 Technical Report of the LaRonde complex in Quebec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Quebec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); and the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

APPENDIX A – EXPLORATION DETAILS

East Gouldie deposit, Eclipse zone and Odyssey deposit at Odyssey mine

Drill hole	Deposit / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX25-354Z	Eclipse	1,663.0	1,679.9	1,670	16.9**	4.1	4.1
including		1,665.1	1,669.0	1,666	4.0**	8.5	8.5
and	Eclipse	1,748.3	1,777.0	1,760	28.7**	3.3	3.3
and	East Gouldie	1,847.2	1,890.5	1,860	14.8	2.2	2.2
and	East Gouldie	1,943.6	1,988.0	1,951	34.1	2.8	2.8
MEX26-356WZA	East Gouldie	1,932.3	1,973.1	1,707	38.8	3.9	3.8
including		1,944.0	1,949.0	1,702	4.6	5.9	5.9
including		1,965.1	1,973.1	1,719	7.4	8.6	8.1
MEX26-361ZB	Eclipse	1,372.3	1,377.2	1,339	4.9**	7.8	3.3
including		1,375.3	1,375.8	1,340	0.5**	63.9	20.0
and	Eclipse	1,456.5	1,466.0	1,421	9.5**	2.8	2.8
and	Eclipse	1,618.5	1,646.0	1,585	27.6**	2.9	2.9
including		1,618.5	1,621.0	1,573	2.5**	13.8	13.8
and	Eclipse	1,653.2	1,689.5	1,622	36.3**	3.8	3.8
including		1,682.1	1,687.3	1,635	5.2**	9.2	9.2
and	East Gouldie	1,946.0	1,992.0	1,901	41.5	2.5	2.5
including		1,980.0	1,988.3	1,915	7.5	5.1	5.1
MEX26-362Z	East Gouldie	1,450.7	1,462.5	1,137	10.7	1.7	1.7
and	East Gouldie	1,509.0	1,516.4	1,176	5.7	4.4	4.4
MEX26-364Z	Eclipse	1,211.5	1,222.1	940	10.6**	4.0	4.0
including		1,216.0	1,217.5	940	1.5**	18.3	18.3
and	East Malartic	1,400.3	1,407.4	1,050	6.5	5.1	5.1
MEX26-366Z	East Malartic	988.8	997.5	934	7.7	3.9	3.9
and	East Malartic	1,011.2	1,018.5	950	6.4	2.6	2.3
including		1,012.9	1,013.4	949	0.4	24.0	20.0
and	East Malartic	1,165.6	1,190.5	1,070	16.8	2.0	2.0
UGOD-102-022	Ody N - Artemis	112.0	130.9	1,061	18.9**	10.4	9.5
including		117.0	120.0	1,060	3.0**	22.8	17.0
UGOD-102-023	Ody N - Artemis	94.0	108.2	1,030	14.2**	10.6	8.8
including		100.0	107.0	1,030	7.0**	19.4	15.8
UGOD-102-027	Ody N - Artemis	151.1	176.0	989	25.0**	4.3	3.6
including		173.0	174.9	987	1.9**	29.7	20.0

*Results from Eclipse zone and East Gouldie and Odyssey deposits use a capping factor of 20 g/t gold. Results from East Malartic use a capping factor of 40 g/t gold.

**Core length. True width undetermined.

West Pit and West Extension zones at Detour Lake

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM26-1342W	West Extension	805.0	815.0	700	9.0	4.3
and	West Extension	1,039.3	1,044.0	874	4.4	4.5
and	West Extension	1,065.0	1,073.0	894	7.4	4.8
DLM26-1361	West Extension	789.2	792.5	682	2.9	22.4
and	West Extension	838.1	871.0	733	29.1	2.5
including		852.0	856.0	733	3.5	9.0
DLM26-1362A	West Pit	394.0	401.0	326	6.2	12.0
DLM26-1367	West Pit	377.0	407.6	331	26.4	18.9
including		377.0	380.0	320	2.7	182.7
DLM26-1395A	West Pit	135.0	138.0	107	2.7	18.1
and	West Pit	164.2	167.2	129	2.7	13.4
and	West Pit	304.1	394.3	266	84.0	0.8
DLM26-1401	West Pit	160.0	174.9	132	13.4	3.1
including		170.6	174.9	137	3.9	9.4
and	West Pit	216.3	223.0	173	6.1	3.3
and	West Pit	266.0	269.0	209	2.7	17.6
and	West Pit	375.0	535.9	346	150.7	1.0
including		502.0	505.0	380	2.8	11.6
DLM26-1405	West Pit	233.4	236.4	191	2.7	8.1
and	West Pit	607.3	611.6	479	4.0	8.0
and	West Pit	749.2	755.0	583	5.4	11.9
DLM26-1409	West Pit	277.4	293.7	229	14.7	6.4
including		281.0	285.8	227	4.3	15.9

*Results from Detour Lake are uncapped.

Madrid and Boston deposits at Hope Bay

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM26-496	Madrid / Patch 7	590.0	599.0	413	8.6	8.5	8.5
including		590.0	591.0	410	1.0	35.2	35.2
HBM26-500A	Madrid / Patch 7	957.0	960.0	686	2.8	51.8	37.1
including		958.0	959.0	686	0.9	144.0	100.0
HBB26-004	Boston / B3	357.8	364.1	308	4.5	17.0	17.0
HBB26-006	Boston / B2	370.0	386.0	298	12.3	11.0	11.0
HBB26-007	Boston / B2	840.0	845.0	673	3.5	3.5	3.5
HBB26-008	Boston / B3	808.0	815.0	565	6.3	6.3	6.3
HBB26-009	Boston / B2	452.0	460.0	399	6.1	3.5	3.5
HB-11SBD411A**	Boston / B3	802.1	814.5	782	10.8	9.8	9.8
and	Boston / B3	822.1	834.5	801	8.0	10.1	10.1
HB-11SBD414A**	Boston / B3	600.0	607.1	557	5.0	28.5	28.5
and	Boston / B3	618.4	626.0	573	5.8	54.9	26.4
including		618.4	619.6	573	0.9	285.1	100.0
and	Boston / B3	660.5	670.5	611	6.4	37.3	12.9
including		669.1	669.7	611	0.4	474.7	100.0
HB-S03-293**	Boston / B2	1,439.8	1,448.5	1,014	8.2	56.6	27.9

*Results from Madrid deposit at Hope Bay use a capping factor of 100 g/t gold. Agnico Eagle results from Boston deposit are uncapped.

**Historic holes by Miramar Hope Bay Ltd. (hole HB-S03-293) (see news release dated February 23, 2022), capped at 50 g/t Au; and Newmont Mining (holes HB-11SBD411A and HB-11SBD414A), capped at 100 g/t Au.

Amalgamated Kirkland, SMC and Main Break zones at Macassa

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
KLAK-591	AK	206.5	208.5	502	0.9	11.0	11.0
KLAK-646	AK	242.7	244.7	471	2.0	4.0	4.0
57-1699	SMC West	125.3	127.4	1,719	1.7	89.2	26.6
57-1712	SMC West	140.5	142.5	1,809	2.0	19.2	19.2
57-1730	Main Break 04	639.2	641.3	2,310	1.8	46.8	45.4
63-290	Main Break 04	277.1	279.1	2,163	0.7	8.7	8.7
and	Main Break 04	373.8	376.1	2,260	0.8	15.5	15.5
64-610	Main Break	162.2	167.9	2,120	5.2	91.7	25.0
64-698	Main Break	175.3	183.4	2,135	6.8	23.8	23.2
64-701	Main Break	307.6	309.6	2,316	1.1	28.0	28.0
64-721	Main Break	111.5	113.5	2,112	1.1	71.9	43.6
64-749	Main Break	159.1	161.1	2,049	1.9	26.6	26.6
64-774	Main Break	280.4	282.4	2,290	1.9	13.1	13.1
64-781	Main Break	227.5	229.5	2,123	1.6	21.0	21.0

*Results from Macassa use a capping factor ranging from 68.6 g/t to 445.7 g/t gold depending on the zone.

Tiriganiaq, Wesmeg North and Wesmeg deposits at Meliadine

Drill hole	Deposit	Lode / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
ML425-8846-D15	Tiriganiaq	1374	171.6	178.5	694	6.6	10.9	10.9
ML425-8994-D13	Tiriganiaq	1380	110.0	114.6	645	3.5	8.2	8.2
and	Tiriganiaq	1083	266.5	270.3	791	3.1	8.3	8.3
ML425-10071-D9	Tiriganiaq	1370	251.1	256.0	663	4.9	9.0	9.0
ML425-10071-D10	Tiriganiaq	650	717.7	721.0	1,035	3.3	10.8	10.8
including			718.4	720.1	1,035	1.7	20.8	20.8
ML425-10071-D12	Tiriganiaq	1000	389.9	394.2	736	4.2	8.6	8.6
ML425-10071-D14	Tiriganiaq	1000	469.0	472.7	892	3.4	17.9	17.9
including			470.5	471.0	892	0.5	121.0	121.0
ML425-9085-D28	Wesmeg N	922	454.6	458.9	782	4.2	5.0	5.0
ML425-9950-D8	Wesmeg N	945	672.0	685.8	1,014	13.6	4.1	4.1
ML300-10325-D21	Wesmeg N	950	204.2	209.2	447	4.5	18.9	12.8
including			205.0	205.7	446	0.6	114.0	114.0
ML425-9085-D28	Wesmeg	650	517.6	522.5	817	4.8	11.4	10.5
including			522.0	522.5	818	0.5	78.9	78.9
ML425-10171-D10	Wesmeg	650	443.3	446.7	805	3.0	24.3	24.3

*Results from Meliadine use a capping factor ranging from 20 g/t to 100 g/t gold depending on the zone.

Helmi deposit at Ikkari

Drill hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
IKK26-124	Helmi	626.0	639.1	476	10.7	15.1	3.2
including		627.0	632.0	474	4.1	38.6	7.6
and including		627.0	628.0	473	0.8	185.0	30.0
IKK26-136	Helmi	683.0	703.9	496	20.0	0.9	0.9

*Results from Helmi use a capping factor of 30.0 g/t gold.

Exploration Drill Collar Coordinates

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Odyssey mine
MEX26-361ZB	717440	5334732	310	173	-80	2,085
MEX25-354Z	717791	5334354	310	105	-89	2,055
MEX25-354	717791	5334354	310	105	-89	2,151
MEX26-364Z	717584	5333790	347	355	-64	1,467
MEX26-356WZA	718596	5334757	308	185	-64	2,053
MEX26-368	716140	5334403	317	267	-69	1,429
MEX26-362Z	716620	5334814	315	208	-64	1,663
MEX26-368W	716140	5334403	317	267	-69	1,326
MEX22-264Z	717440	5334731	309	207	-74	1,891
MEX26-366	716241	5334941	315	182	-79	991
MEX26-366Z	716241	5334941	315	182	-79	1,632
MEX25-355WZA	716982	5333691	346	59	-72	2,151
MEX26-364	717584	5333790	347	355	-64	1,374
MEX26-370	716861	5334695	318	154	-76	2,000
MEX26-366Z	716241	5334941	315	182	-79	1,632
UGOD-102-022	718133	5334352	-713	329	-19	171
UGOD-102-023	718132	5334352	-713	328	-4	159
UGOD-102-027	718134	5334352	-712	15	12	258
MEX26-363ZA	718766	5333635	325	14	-73	1,781
MEX26-363Z	718766	5333635	325	14	-73	1,785
MEX26-363	718766	5333635	325	14	-73	1,746
Detour Lake
DLM26-1342W	586920	5541990	305	176	-69	1,156
DLM26-1361	586839	5542053	303	179	-65	1,173
DLM26-1362A	587165	5541718	296	178	-58	516
DLM26-1367	587206	5541697	294	177	-60	510
DLM26-1395A	588690	5541474	285	177	-54	929
DLM26-1401	588408	5541562	287	176	-53	948
DLM26-1405	588691	5541560	286	179	-55	937
DLM26-1409	588329	5541539	287	176	-56	900

Hope Bay
HBM26-496	434984	7547860	38	60	-53	768
HBM26-500A	434335	7548811	55	88	-61	1,101
HBB26-004	441266	7504582	79	281	-64	639
HBB26-006	441333	7505091	81	276	-59	500
HBB26-007	441404	7504420	74	272	-67	951
HBB26-008	441569	7504378	73	256	-69	1,062
HBB26-009	441217	7504448	78	280	-67	681
HB-11SBD411A**	440855	7504594	65	104	-78	938
HB-11SBD414A**	440862	7504750	66	107	-74	900
HB-S03-293**	441773	7504636	69	274	-76	1,615
Macassa
KLAK-549	570337	5331446	23	141	-53	335
KLAK-591	570339	5331444	21	154	-62	442
KLAK-646	570431	5331501	5	126	-38	305
57-1699	568211	5330935	-1400	291	1	229
57-1712	568296	5330991	-1402	332	-33	204
57-1730	568296	5330991	-1402	327	-66	744
63-290	569142	5331609	-1565	288	-73	743
64-610	569926	5332115	-1674	347	-37	296
64-698	569926	5332113	-1672	347	-44	259
64-701	570230	5332209	-1706	305	-60	351
64-721	569923	5332114	-1674	282	-62	122
64-749	570327	5332242	-1719	345	-3	290
64-774	570229	5332212	-1708	308	-59	351
64-781	570329	5332240	-1718	357	-15	274
Meliadine
ML425-8994-D13	538994	6988957	-476	217	-70	400
ML425-9085-D28	539085	6988949	-464	155	-39	630
ML425-8846-D15	538846	6988969	-493	163	-57	334
ML425-10071-D9	540071	6989004	-432	176	-47	422
ML425-9950-D8	539950	6989006	-422	168	-63	760
ML300-10325-D21	540325	6988412	-214	159	-60	441
ML425-9085-D28	539085	6988949	-464	155	-39	630
ML425-10171-D10	540071	6989004	-432	173	-65	756
ML425-10071-D12	540071	6989004	-432	163	43	423
ML425-10071-D14	540071	6989004	-432	150	65	672
Helmi at Ikkari
IKK26-124	452096	7496270	241	344	-49	787
IKK26-136	451955	7496200	244	338	-50	872.5

*Coordinate Systems: NAD 83 UTM Zone 17N for Odyssey; NAD 1983 UTM Zone 17N for Detour Lake and Macassa; NAD 1983 UTM Zone 14N for Meliadine; NAD 1983 UTM Zone 13N for Hope Bay; and Finnish Coordinate System for Ikkari.

APPENDIX B – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income - key line items:
Revenue from mine operations:
LaRonde	$404,180	$291,011	$1,179,696	$881,171
Canadian Malartic	485,326	543,870	1,837,946	1,463,134
Goldex	144,311	108,124	449,784	319,373
Quebec	1,033,817	943,005	3,467,426	2,663,678
Detour Lake	799,036	653,283	2,615,702	1,642,343
Macassa	359,982	282,208	960,899	778,101
Ontario	1,159,018	935,491	3,576,601	2,420,444
Meliadine	370,665	267,332	1,265,147	880,138
Meadowbank	477,684	476,831	1,499,644	1,216,631
Nunavut	848,349	744,163	2,764,791	2,096,769
Fosterville	166,595	142,448	554,922	406,122
Australia	166,595	142,448	554,922	406,122
Kittila	269,371	190,208	785,061	519,238
Finland	269,371	190,208	785,061	519,238
Pinos Altos	99,702	88,586	330,734	221,999
Mexico	99,702	88,586	330,734	221,999
Corporate and Other	6,757	15,628	6,481	15,628
Revenues from mining operations	$3,583,609	$3,059,529	$11,486,016	$8,343,878
Production costs	972,409	839,321	2,881,754	2,396,241
Amortization of property, plant and mine development	457,447	429,947	1,300,969	1,223,703
Gross profit	2,153,753	1,790,261	7,303,293	4,723,934
Exploration, corporate and other	181,533	214,693	448,594	337,176
Income before income and mining taxes	1,972,220	1,575,568	6,854,699	4,386,758
Income and mining taxes expense	619,346	520,610	2,205,911	1,448,358
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Net income per share — basic	$2.67	$2.10	$9.25	$5.85
Net income per share — diluted	$2.67	$2.10	$9.24	$5.83

Cash flows:
Cash provided by operating activities	$1,755,015	$1,815,875	$5,245,003	$4,705,609
Cash used in investing activities	$(1,155,049)	$(288,064)	$(3,109,491)	$(1,548,940)
Cash used in financing activities	$(449,795)	$(732,120)	$(1,385,162)	$(1,734,241)

Realized prices:
Gold (per ounce)	$4,264	$3,476	$4,537	$3,221
Silver (per ounce)	$60.34	$43.43	$69.45	$37.80

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Payable production(i):
Gold (ounces):
LaRonde	77,250	81,522	240,107	264,265
Canadian Malartic	111,202	156,875	412,661	489,179
Goldex	29,940	29,375	88,589	92,509
Quebec	218,392	267,772	741,357	845,953
Detour Lake	183,118	176,539	567,416	497,649
Macassa	80,582	78,832	216,318	252,224
Ontario	263,700	255,371	783,734	749,873
Meliadine	96,149	93,836	287,496	282,611
Meadowbank	115,501	136,152	329,528	378,213
Nunavut	211,650	229,988	617,024	660,824
Fosterville	40,090	34,966	123,545	128,155
Australia	40,090	34,966	123,545	128,155
Kittila	59,907	57,954	170,403	162,415
Finland	59,907	57,954	170,403	162,415
Pinos Altos	20,273	20,885	58,874	59,539
Mexico	20,273	20,885	58,874	59,539
Total gold (ounces):	814,012	866,936	2,494,937	2,606,759

Silver (thousands of ounces)	606	630	1,860	1,843
Zinc (tonnes)	1,809	1,924	3,928	6,051
Copper (tonnes)	1,521	1,468	4,582	4,013

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Payable metal sold(ii):
Gold (ounces):
LaRonde	89,161	77,224	248,700	256,641
Canadian Malartic	113,581	157,228	399,512	452,721
Goldex	31,052	28,479	91,895	92,339
Quebec	233,794	262,931	740,107	801,701
Detour Lake	186,292	188,008	572,711	509,522
Macassa	84,151	81,330	211,667	241,475
Ontario	270,443	269,338	784,378	750,997
Meliadine	86,637	76,739	277,981	274,197
Meadowbank	110,826	136,974	328,287	379,548
Nunavut	197,463	213,713	606,268	653,745
Fosterville	39,015	41,300	123,015	125,800
Australia	39,015	41,300	123,015	125,800
Kittila	62,821	55,000	173,721	162,000
Finland	62,821	55,000	173,721	162,000
Pinos Altos	19,907	21,734	61,493	59,573
Mexico	19,907	21,734	61,493	59,573
Total gold (ounces):	825,084	868,563	2,490,240	2,558,363

Silver (thousands of ounces)	698	653	1,888	1,754
Zinc (tonnes)	1,351	1,977	3,688	6,180
Copper (tonnes)	1,512	1,438	4,609	3,998

Notes:

(i) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended September 30, 2026 and September 30, 2025, it excludes 557 ounces of gold and 945 ounces of gold produced at La India respectively and 115 ounces of gold and 189 ounces of gold produced at Creston Mascota respectively. For the nine months ended September 30, 2026 and September 30, 2025, it excludes 1,415 ounces of gold and 3,614 ounces of gold produced at La India respectively, and 249 ounces of gold and 253 ounces of gold produced at Creston Mascota respectively.

(ii) Payable metals sold from Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the nine months ended September 30, 2025, payable metals sold excludes 2,500 ounces of gold from La India.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts)

(Unaudited)

	As at	As at
	September 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$3,613,125	$2,866,053
Inventories	1,898,882	1,698,830
Fair value of derivative financial instruments	1,817	34,428
Other current assets	656,275	394,631
Total current assets	6,170,099	4,993,942
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development	26,195,919	22,850,540
Investments	1,381,101	1,508,252
Other assets	1,222,228	960,885
Total assets	$39,127,019	$34,471,291

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$1,537,428	$1,033,444
Share based liabilities	38,225	31,722
Income taxes payable	296,177	1,226,347
Reclamation provision	232,758	144,537
Lease obligations	43,400	30,480
Fair value of derivative financial instruments	95,969	5,676
Total current liabilities	2,243,957	2,472,206
Non-current liabilities:
Long-term debt	197,102	196,271
Reclamation provision	1,169,682	1,318,476
Lease obligations	87,576	94,719
Share based liabilities	18,474	23,921
Deferred income and mining tax liabilities	5,608,895	5,373,013
Other liabilities	184,488	250,221
Total liabilities	9,510,174	9,728,827

EQUITY
Common shares:
Outstanding — 505,999,563 common shares issued, less 453,082 shares held in trust	20,165,616	18,699,862
Stock options	167,601	166,775
Retained earnings	9,055,369	5,463,906
Other reserves	228,259	411,921
Total equity	29,616,845	24,742,464
Total liabilities and equity	$39,127,019	$34,471,291

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
REVENUES
Revenues from mining operations	$3,583,609	$3,059,529	$11,486,016	$8,343,878

COST OF SALES
Production costs	972,409	839,321	2,881,754	2,396,241
Amortization of property, plant and mine development	457,447	429,947	1,300,969	1,223,703
Gross profit	2,153,753	1,790,261	7,303,293	4,723,934

EXPENSES (INCOME)
Exploration and corporate development	77,117	59,630	191,204	153,535
General and administrative	69,555	67,761	205,353	186,360
Finance costs	15,037	24,154	46,832	74,027
Loss (gain) on derivative financial instruments	12,519	20,242	89,223	(173,881)
Foreign exchange translation	6,902	(6,559)	26,297	(18,190)
Care and maintenance	6,192	17,866	44,063	47,449
Gain on sale of investments	—	—	(155,319)	—
Other income and expenses	(5,789)	31,599	941	67,876
Income before income and mining taxes	1,972,220	1,575,568	6,854,699	4,386,758
Income and mining taxes expense	619,346	520,610	2,205,911	1,448,358
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400

Net income per share - basic	$2.67	$2.10	$9.25	$5.85
Net income per share - diluted	$2.67	$2.10	$9.24	$5.83
Adjusted net income per share - basic(i)	$2.62	$2.16	$9.09	$5.64
Adjusted net income per share - diluted(i)	$2.61	$2.16	$9.08	$5.62

Weighted average number of common shares outstanding (in thousands):
Basic	506,119	502,178	502,673	502,389
Diluted	507,246	503,539	504,009	503,768

Note:

(i) Adjusted net income per share is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance – Adjusted Net Income and Adjusted Net Income per Share for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS Accounting Standards measure.

AGNICO EAGLE MINES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
OPERATING ACTIVITIES
Net income for the period	$1,352,874	$1,054,958	$4,648,788	$2,938,400
Add (deduct) adjusting items:
Amortization of property, plant and mine development	457,447	429,947	1,300,969	1,223,703
Gain on sale of investments	—	—	(155,319)	—
Deferred income and mining taxes	105,775	64,616	264,595	74,341
Unrealized loss (gain) on currency and commodity derivatives	8,577	50,343	125,619	(99,455)
Unrealized gain on warrants	(217)	(25,613)	(6,910)	(87,044)
Stock-based compensation	31,492	37,913	78,118	86,695
Foreign exchange translation	6,902	(6,559)	26,297	(18,190)
Other	(2,925)	55,639	21,334	84,270

Changes in non-cash working capital balances:
Income taxes	11,082	189,741	(991,388)	491,108
Inventories	(235,852)	(143,052)	(241,546)	(165,196)
Other current assets	(173,186)	(11,022)	(202,941)	(17,784)
Accounts payable and accrued liabilities	193,046	118,964	377,387	194,761
Cash provided by operating activities	1,755,015	1,815,875	5,245,003	4,705,609

INVESTING ACTIVITIES
Additions to property, plant and mine development	(902,801)	(626,330)	(2,325,805)	(1,616,930)
Purchase of O3 Mining, net of cash and cash equivalents acquired	—	—	—	(121,960)
Purchase of Central Lapland properties, net of cash and cash equivalents	—	—	(578,408)	—
Purchase of exploration properties	(55,591)	—	(55,591)	—
Contributions for acquisition of mineral assets	(5,445)	—	(17,079)	(8,400)
Purchase of equity securities and other investments	(189,750)	(60,142)	(407,841)	(198,503)
Proceeds on sale of equity securities and other investments	—	402,720	260,646	402,720
Other investing activities	(1,462)	(4,312)	14,587	(5,867)
Cash used in investing activities	(1,155,049)	(288,064)	(3,109,491)	(1,548,940)

FINANCING ACTIVITIES
Repayment of Senior Notes	—	(400,000)	—	(950,000)
Debt financing and extinguishment costs	—	(8,245)	—	(8,245)
Repayment of lease obligations	(10,821)	(8,620)	(26,590)	(26,970)
Dividends paid	(204,919)	(186,350)	(614,938)	(542,695)
Repurchase of common shares	(249,989)	(149,855)	(817,764)	(309,843)
Proceeds on exercise of stock options	3,427	10,411	36,409	72,257
Common shares issued	12,507	10,539	37,721	31,255
Cash used in financing activities	(449,795)	(732,120)	(1,385,162)	(1,734,241)
Effect of exchange rate changes on cash and cash equivalents	(1,003)	1,503	(3,278)	5,900
Net increase in cash and cash equivalents during the period	149,168	797,194	747,072	1,428,328
Cash and cash equivalents, beginning of period	3,463,957	1,557,565	2,866,053	926,431
Cash and cash equivalents, end of period	$3,613,125	$2,354,759	$3,613,125	$2,354,759

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$1,618	$7,795	$4,957	$46,213
Income and mining taxes paid	$513,720	$261,403	$2,925,218	$877,708